RehabCare Group℠



2001 ANNUAL REPORT

RELATIONSHIPS



On the Cover
RehabCare's therapists in the field are supported by sophisticated technology. The hand-held data capture device illustrated on the cover increases efficiency and accuracy, and compiles valuable patient outcomes data. Our therapists spend less time with paper – and more time with patients. Together, technology and the human touch enable us to achieve better outcomes at less cost.

REHABCARE GROUP, INC., *headquartered in St. Louis, is a leading provider of temporary healthcare staffing and therapy program management services in conjunction with over 7,000 hospitals and long-term care facilities throughout the United States. RehabCare's StarMed Staffing Group provides temporary placement of nurses and other healthcare professionals on a supplemental basis with locally based personnel, and on a longer-term basis with traveling personnel. RehabCare's program management services include management and operation of inpatient rehabilitation and skilled nursing units, as well as outpatient and contract therapy programs.*

Revenues by Business Unit



	Healthcare Staffing 56%		Program Management 44%		
Percent of Revenues	SUPPLEMENTAL 41%	TRAVEL 15%	INPATIENT 23%	OUTPATIENT 9%	CONTRACT THERAPY 12%
Capabilities	Placement of temporary healthcare professionals in hospitals and other local facilities on a short-term basis	Placement of nursing and other healthcare professionals nationwide on an interim basis	Operate post-acute physical rehabilitation programs (primarily stroke and orthopedic) and skilled nursing units	Operate hospital-based and satellite programs (primarily sports and work-related injuries)	Manage therapy services for long-term care facilities
Size *as of and for the year ended 12/31/01*	112 branches 188,000 weeks worked	2 tele-recruiting offices 46,000 weeks worked	134 units 741,000 patient days	56 locations 1.4 million patient visits	305 facilities 1.4 million patient visits
Primary Client/Payor	Hospitals and other healthcare providers		Hospitals	Hospitals	Long-term care facilities
Competitive Advantage	Responsive and stable source of quality professionals for healthcare facilities; Source of temporary assignments for nurses seeking flexibility with attractive benefit package	Nationwide sourcing and access to pool of healthcare professionals with specialized nursing skills and desire to travel	Market leader with 20-year track record; Deliver best practices, measurable outcomes and tangible results to enhance revenue growth and profitability that our hospital partners can derive from rehabilitation services		Proven ability to develop quality clinical programs, increase staff productivity and grow patient volumes
Key Opportunity	Positioned to be consistently identified as agency of choice for hospitals and employer of choice for nurses and other healthcare professionals	Travel assignments becoming a career choice for both new and seasoned healthcare professionals	New government reimbursement systems will encourage outsourcing by up to 2,000 targeted acute-care hospitals	Cross-selling to inpatient client base and others where outpatient services are under-utilized	Need for cost-effective therapy services at 4,500 long-term care facilities in our target markets
Revenue Increase 2000-2001	17.1%		23.6%		
	9.6%	45.7%	2.8%	17.5%	115.7%

RELATIONSHIPS *define the business of healthcare. Locally delivered, healthcare depends on the strength of relationships among healthcare administrators, doctors, nurses, therapists, patients and families. In the 10 years since our initial public offering, RehabCare has successfully developed a model for leveraging the benefits of a national company to support these relationships in hometowns across America. We support our people and customers with knowledge, technology and systems that are crucial at a time when hospitals and skilled nursing facilities are challenged to staff effectively and operate successfully. The result is a 10-year track record of strong operating performance since our initial public offering – and strong prospects for continued growth.*

10-YEAR TRACK RECORD



Operating Revenues
(in millions)
Healthcare Staffing
Program Management
$45 $48 $62 $83 $89 $120 $161 $207 $309 $452 $542
92(1) 93(1) 94(1) 95(1) 96(1) 96(2) 97 98 99 00 01
EBITDA(3,4)
(in millions)
$4 $6 $7 $11 $13 $16 $23 $27 $35 $51 $47
92(1) 93(1) 94(1) 95(1) 96(1) 96(2) 97 98 99 00 01
Diluted Earnings Per Share(5)
$.20 $.24 $.29 $.35 $.42 $.47 $.73 $.86 $1.03 $1.45 $1.16
92(1) 93(1) 94(1) 95(1) 96(1) 96(2) 97 98 99 00 01

Year ended December 31, unless noted

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	Years Ended December 31, 2001	2000	% Change
Operating Revenues	**$ 542,265**	$452,374	19.9
Operating Earnings: as reported	**$ 36,967**	$ 44,189	(16.3)
as adjusted[6]	**$ 45,947**	$ 44,189	4.0
Earnings: as reported	**$ 21,035**	$ 23,534	(10.6)
as adjusted[6,7]	**$ 26,741**	$ 23,534	13.6
Diluted Earnings Per Share: as reported	**$ 1.16**	$ 1.45	(20.0)
as adjusted[6,7]	**$ 1.48**	$ 1.45	2.1
Weighted Average Diluted Shares Outstanding (000s)	**18,077**	16,268	11.1
Total Assets	**$ 250,661**	$229,093	9.4
Stockholders' Equity	**$ 199,036**	$117,960	68.7

(1)Twelve months ended the last day of February
(2)For comparability purposes, reflects the twelve months ended December 31, 1996
(3)Earnings before interest, taxes, depreciation and amortization
(4)Excludes non-operating gains and losses and cumulative effect of change in accounting principle
(5)All share data adjusted for 3-for-2 stock split in October 1997 and 2-for-1 split in June 2000
(6)The results for 2001 as adjusted exclude non-recurring charges of $9.0 million ($5.4 million after tax, or $.30 per share)
(7)The results for 2001 as adjusted exclude write-down of investment of $0.5 million ($0.3 million after tax, or $.02 per share)

Certain statements in this Annual Report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results.

RehabCare surpassed its 10-year milestone as a public company in 2001 and is celebrating its 20th anniversary in 2002. So, it is worthwhile to pause, take a look back at how we have evolved to this point and outline how the skills and attributes we've developed over two decades position us to succeed in the future.

RECOGNIZING MARKET OPPORTUNITY

Founded in 1982 as a jointly owned venture between two large national healthcare providers, our business model was simple: set up and operate inpatient rehabilitation units in otherwise vacant space within existing acute-care hospitals.

The model was devised in response to a new Medicare payment system, and RehabCare recognized that hospitals would need help to successfully navigate within the new reimbursement environment, in particular, for rehabilitation services. We began by opening the rehab unit at Portsmouth General Hospital, in Virginia, in 1983. From there, we established contracts with hospitals around the country, adding 50 hospitals over the next eight years. In 1991, our founding sponsors sold RehabCare in a public offering of securities at an equivalent price of $4.33 per share. During that year, RehabCare generated $45 million in revenues, and diluted earnings of $.20 per share. In 2001, we generated $542 million in revenues and earnings per share of $1.48, excluding non-recurring charges and investment write-down.

Our path of growth included challenges – and we approached each one as an opportunity.

As a stand-alone public company, we recognized that RehabCare was quite vulnerable, with a single service line and the exposure to a single-payor government reimbursement methodology. So, we devised a strategy to systematically broaden the range of services offered, while still staying "close to home" – leveraging our core competency of rehabilitation services. Our first such acquisition outside the initial service line was a hospital-based outpatient program management company, giving us a second product to offer our clients and diversifying our revenue sources, as outpatient care is primarily reimbursed by payors other than Medicare.

Soon thereafter, we developed a third product for our hospital clients – management of skilled nursing units. Although patients in these units were typically Medicare beneficiaries, the reimbursement methodology differed from that of inpatient rehabilitation, and offered yet another venue for treating additional patients.

In 1996 and 1997, physical, occupational and speech therapists were in short supply – at a time when freestanding skilled nursing facilities were seeking to bolster their revenues by treating patients with rehabilitation needs. Observing the size and breadth of demand for therapy services, we acquired the then-largest therapy staffing company in the country, and two smaller therapy management companies that were directly serving the long-term care industry.

We were immediately presented with a significant challenge with the passage of the Balanced Budget Act of 1997, which mandated new reimbursement methodologies for rehabilitation units and skilled nursing services. The new payment system for skilled nursing was disastrous for most skilled nursing operators, with most of the large national nursing home chains forced to declare bankruptcy or sharply curtail their delivery of therapy services within their facilities.

In the face of the resulting dramatic fall-off of demand for our therapy staffing services, we identified the market's need for an answer to the emerging crisis in the lack of availability of nurses within the acute-care hospital system. Quickly adapting our model to nurse staffing, we realized that this was an opportunity that was at least six times larger than the therapy staffing opportunity had been, was growing at a very rapid pace, and was not directly tied to any single reimbursement methodology.

In mid-1998, we acquired StarMed, one of the leading national nurse staffing companies, which provided our fledgling nurse staffing operation with critical mass, economies of scale, and a foundation on which to grow the business. This segment has grown from $65 million in revenues in 1998 to $305 million in 2001.

SUCCESSFULLY GROWING AMID CHALLENGES

Meanwhile, having analyzed the impact of the new reimbursement methodology for skilled nursing facilities, we devised an approach to the delivery of therapy treatments that was cost-effective for our clients, as well as profitable for RehabCare. Consequently, serving the therapy needs of skilled nursing facilities has emerged over the past several years as one of our fastest growing business segments.

H. Edwin Trusheim
Chairman

Alan C. Henderson
Chief Executive Officer



Conversely, the four-year delay in the federal government's finalization of the new payment system for inpatient rehabilitation severely constrained our growth, as the entire acute-care industry waited for the details that would define the new economics of this service line. Finalized in July 2001, the new reimbursement system is attractive for programs that are cost-effectively managed. This stimulated a substantial pickup in our signings of new inpatient rehabilitation programs during the latter part of 2001. We expect inpatient rehabilitation to be an area of substantial growth for RehabCare over the coming years.

Entering 2002, we're also seeing the early benefits of the reorganization of our healthcare staffing division. This involves standardizing, automating and centralizing the many support functions of the staffing business and aligning our management structure and incentives to encourage performance. The objective is to enable our field staff to focus on developing their relationships on a local basis, while positioning StarMed as the employer of choice for nurses and other healthcare professionals, and the staffing agency of choice for hospitals and healthcare facilities.

INFRASTRUCTURE SUPPORTS GROWTH

Only with timely and accurate data can we develop quality information with which to manage an increasingly dispersed span of operations. Consequently, our investments in information technology and systems support have grown, consuming a disproportionate share of our general and administrative expenses. As of the end of 2001, we were operating at over 600 locations, some with as few as only two or three employees, and the number of locations could easily double over the next three-to-five years. However, we believe that the systems capacity we are assembling will be sufficient to accommodate that growth.

We occupy a dominant market position in each of our business segments, yet our market share in each segment is not much more than five percent. Clearly, this represents a significant opportunity. Our strategic focus will be to grow market share within these areas of healthcare on a controlled overhead base, with the goal of restoring our average annual compound growth rate in diluted earnings per share of 20% to 25%.

BUILDING RELATIONSHIPS FOR FUTURE SUCCESS

To be successful, we must place our primary emphasis on building our relationships with our clients through which we create value for them as well as for you, our shareholders.

Our first client, Portsmouth General Hospital, today is part of the Bon Secours healthcare system. We now manage all therapy needs and programs for the system's three full service acute-care hospitals, two long-term care facilities, a rehabilitation hospital, and numerous outpatient locations in the Hampton Roads area of Virginia. We are proud to count Bon Secours as one of our largest single client relationships and a model for developing relationships with other systems.

Likewise, in the healthcare staffing segment, our relationship with Voluntary Hospitals of America, one of the largest associations of hospitals in the country, is flourishing because RehabCare is meeting their need for qualified healthcare professionals better than any of our competitors. With one out of every three acute-care hospitals in the country belonging to VHA, nurturing this relationship and others like it is what defines success.

The relationships established between our clients and our employees are based upon an alignment of interests, a commitment to quality and excellence, and a resolve to overcome the many challenges that the demands of an aging population will place on the healthcare system over the next 20 years. Working together by bringing our specialized expertise to their facilities, we will promote each other's success.

Thank you for your support.

Alan C. Henderson
Chief Executive Officer

H. Edwin Trusheim
Chairman

IN A COMPLEX HEALTHCARE ENVIRONMENT, *RehabCare's provider-focused business model effectively and strategically addresses the challenging needs of the healthcare industry. Our two main business segments, healthcare staffing and program management, enjoy tremendous growth opportunities within this environment because we offer ways for our clients to reduce costs, improve service and take advantage of specialized resources to better manage industry challenges, thereby increasing quality to an expanded base of patients.*

RehabCare focuses on providing effective resources and support behind the scenes. Training, reimbursement and regulatory expertise, patient outcomes management systems, and program development services all help our employees to deliver value to clients and strengthen our company.

THE LANDSCAPE

America's demographic trends clearly point to the increasing need for RehabCare's services. The population of Americans 65 or older will skyrocket in the next few decades, doubling from 35 million in 2000 to an expected 70 million in 2030. At the same time, the number of nursing graduates is dropping – from 1995 to 2000, industry sources reported a 17% decrease in nurse graduation rates. The demand for healthcare is on the rise and so are costs. Hospitals and skilled nursing centers are increasingly challenged to attract the highest quality staff, effectively manage healthcare resources and provide the most cost-effective care. To address these challenges, administrators are turning to outsourcing, and demand for temporary healthcare staffing is expected to grow in excess of 20% annually.

"Our travel staffing expertise in recruiting, managing and retaining experienced, quality healthcare professionals enables our travelers and clients to focus on their core competencies – caring for patients."

TODD COOK
Senior Vice President of Travel Staffing



TRAVEL STAFFING ENSURES 24/7 EMERGENCY CARE

Hospitals must be prepared at any hour, on any day, to deliver emergency medical care. To ensure their emergency room staffing needs are met, over 3,000 hospitals across the United States turn to RehabCare's travel staffing division. RehabCare places traveling nurses with expertise in emergency care generally for three-month commitments. RehabCare's traveling nurses enjoy the unique opportunity to work and live across the country, while hospitals benefit from access to consistent staff resources, teamwork and exceptional care for their patients 24 hours a day, seven days a week.

Training for Success

RehabCare incorporates training into every aspect of its business to ensure that we run efficiently, effectively and in compliance with all healthcare regulations. Our compliance department trains employees on the complex and ever-changing state and federal regulations that govern our business. We also emphasize continual education in clinical best practices and business processes, helping our customers and employees stay ahead of the continuous changes taking place in medical treatment and technology.



"Our focus on training is valued by both clients and employees. We continuously monitor our effectiveness, which is key to both our success and the success of our clients."

Patricia Weir
Assistant Vice President of Corporate Compliance

RehabCare continues to be the leader in outsourcing rehabilitation program management and temporary staffing services to hospitals and nursing homes. At the end of 2001, we managed 134 hospital-based inpatient acute rehab and skilled nursing units, 56 hospital and physician office-based outpatient programs, and 305 therapy programs based in long-term care facilities, in 41 states. In addition, RehabCare's 112 staffing branches and travel staffing division have placed healthcare professionals in all 50 states.

The breadth and depth of RehabCare's experience in the industry positions us to better serve our entire client base and provide each employee with the information and resources needed to build relationships and deliver value at the local level.

THE BUSINESS

STAFFING RehabCare's supplemental staffing business has a competitive edge because, as a company with national scale and expertise, we have developed a program that meets the needs of both the hospitals and the temporary healthcare professionals they seek. Through our local StarMed staffing offices, we have direct contact with nurses and other professionals in the community 24 hours a day. Nurses continue to work with us because of our superior benefits package, as well as our commitment to training, increased schedule flexibility, reliable payroll services and the ability to place them in a temporary position that fits their skills and schedules. Hospitals and skilled nursing facilities become and remain clients because we successfully recruit quality professionals to cover their short-term staffing needs – allowing them more control over their operations by employing staff only when and where they are needed.

The travel division of our staffing business is a fast-growing segment and one that capitalizes on our size in the industry. While other healthcare staffing services can offer only local placement, RehabCare provides opportunities to nurses and other healthcare professionals who prefer to work at various locations throughout the country – a unique selling point and competitive advantage for our company. These caregivers travel to acute-care hospitals and long-term care facilities for 13-week assignments, or can be placed permanently. At year end, travel staffing comprised 26% of our overall temporary staffing revenues, up from 21% at the end of 2000.



Scheduling Flexibility

The nurses we place through our supplemental staffing division are among RehabCare's greatest resources, and we go to great lengths to treat them as partners. Using the latest technology, RehabCare's staffing service coordinators work one-on-one with nurses to match them with assignments that meet their personal needs. This flexibility is one of the reasons nurses work with RehabCare, giving us the advantage in drawing from the pool of quality nurses to successfully meet the staffing needs of hospitals and skilled nursing facilities.

"Many of our nurses come to us by word-of-mouth. We are known in the industry to work hard for each individual to offer opportunities that fit their preferences as closely as possible."

TAMMY NOACK
Staffing Services Coordinator

PROGRAM MANAGEMENT RehabCare's program management business covers three main areas of rehabilitation services – inpatient, outpatient and contract therapy.

With two decades of experience in rehabilitation services, we draw on our expertise in rehabilitation management and program development, as well as our depth of resources, to provide each client with quality, cost-effective rehabilitation services. Hospitals and skilled nursing facilities who contract with RehabCare benefit through reduced operating costs, additional resources, quality program development, staffing management, recruiting assistance and knowledge of payment programs and compliance issues.

Inpatient services include program development and management of intensive therapy for hospital-based acute rehab units for specific diagnoses including stroke, orthopedic and neuromuscular conditions, arthritis, spinal cord and traumatic brain injuries. We also manage skilled nursing units, which focus on a broad range of diagnoses. In addition, RehabCare manages hospital-based outpatient rehabilitation programs that provide therapy services primarily for work- and sports-related injuries. We also contract with physician groups and other clients to develop and manage their rehabilitation programs.

THE DIFFERENCE

Our diverse approach to problem solving in the healthcare industry is based on our understanding of the industry. Program development, scale that creates efficiency, and attention to details set us apart from our competitors. We leverage our national presence and resources so that we can bring value through our people to each local partner.

TRAINING Training at RehabCare is a priority because it's proven to make our business better. We approach every training initiative as an opportunity to advance best practices and improve our financial performance. Our corporate training department educates employees on new software systems, hand-held computer technology and other programs, conducts management orientation, and provides clinical courses to help keep the credentials of our clinicians up-to-date. Our commitment to training and professional development is a strong differentiator when recruiting qualified employees.

EXPERTISE Healthcare is a complex industry and our clients place high value on our understanding and specialized knowledge of industry-specific issues such as managed care reimbursement policies, the prospective payment system, state and federal regulations, and changes to Medicare and Medicaid policies.

COMPLIANCE In our compliance department, we constantly review regulatory requirements to ensure that every aspect of RehabCare's business is compliant and procedurally correct. The department works with our training department to ensure employee compliance and minimize risk. Our expertise in these areas is a value we offer to clients, who are accountable for tracking and complying with the many regulations surrounding the delivery of and payment for healthcare services.

INFORMATION SYSTEMS Technology, a key component of our business, will continue to be a driver of improved quality, efficiency and profitability. As a national company with significant scale, we can make the necessary investments in information systems to support our field activities and deliver a higher level of service to local clients. For example, RehabCare recently converted its supplemental staffing business to a more advanced scheduling system. This new technology will allow recruiters to more quickly and effectively match healthcare professionals' availability, preferences and specialties to fit our clients' temporary assignment needs.

Technology not only supports temporary healthcare staffing, but also keeps all facets of our business running smoothly. Our information technology department procures, distributes and supports all hardware and software applications, and runs network applications that allow all field offices to communicate with and utilize the resources at our corporate office.

PROGRAM SERVICES The program services department is dedicated to the highest standards of inpatient, outpatient and contract therapy. A consultant from our program services department regularly visits our units to review and support the program director in the management of the unit and delivery of care.

RELATIONSHIPS

All of RehabCare's core competencies work in concert to create a system through which we deliver tangible results – be it a better rehabilitation experience for a patient, a more stimulating, flexible job for a healthcare professional, or a more cost-efficient operation for a hospital administrator. In the process, we never underestimate the importance of personal interaction, the common interests and the relationships among our employees, our customers and doctors, patients and families.

"We use our expertise in rehabilitation and outcomes data to work with physicians to determine the appropriate plan of treatment for each patient. Our relationship with doctors continues from consultation and planning through patient follow-up."

MARCIA ERICKSON
Community Relations Coordinator



PHYSICIAN REFERRALS

One of the keys to our successful rehabilitation business is our ability to build and support strong relationships with physicians. Our community relations coordinators live and work in the local communities. They continuously reach out to physicians and learn more about the rehabilitation services they require for their patients, and educate physicians about what services RehabCare can provide through the inpatient and outpatient units we manage and staff on behalf of the hospitals.

REHABCARE OFFERS AN ATTRACTIVE, *long-term opportunity to participate in the growth of the healthcare industry, driven by the dynamics of the aging population, healthcare cost escalation, industry consolidation and payor arrangements that reward the cost-effective delivery of quality care. Since establishing the company 20 years ago, we've built our reputation as the leader in the outsourcing of rehabilitation care, and we've enjoyed consistent growth since our initial public offering in June 1991. With the 1998 acquisition of StarMed, we emerged as a leader in the nurse staffing industry. As we enter the next decade of our development, our strategic investments in technology position RehabCare for continued growth and performance.*

RehabCare Group Locations	Healthcare Staffing	Program Management
○ Northeast	9	35
○ Southeast	32	85
⊖ North central	26	118
⊖ South central	19	199
● Mountain	10	8
● Western	16	50
Total	**112**	**495**



Number of Staffing Weeks Worked

(in thousands)



30
52
131
224
234
97
98
99
00
01

Patient Days in Inpatient Units

(in thousands)



532
656
698
717
741
97
98
99
00
01

Patient Visits in Outpatient Programs

(in thousands)



231
378
786
1,173
1,439
97
98
99
00
01

Number of Contract Therapy Locations

(in actual numbers)



44
67
112
195
305
97
98
99
00
01

Aging of U.S. Population

(in millions)



26
31
35
40
54
70
80
90
00
10
20
30

The number of Americans over the age of 65 is expected to nearly double between 2000 and 2030.

Source: U.S. Bureau of the Census

Enrollment in Nursing

(in thousands)



74
69
65
62
60
58
95
96
97
98
99
00

The supply of new nurses has dropped steadily, and further market shortages are expected.

Source: American Association of Colleges of Nursing survey of 326 schools

Trend in Medical Staffing

(in billions)



$7
$9
$11
00
01
02

Temporary medical staffing was a $7 billion industry in 2000 and is expected to grow at least 20% for the foreseeable future.

Source: Staffing Industry Report

RehabCare Milestones



1982
FOUNDED
1983
OPENS FIRST ACUTE REHABILITATION PROGRAM
1991
INITIAL PUBLIC OFFERING AT $4.33 PER SHARE (ADJUSTED)
1994
ACQUIRES MANAGER OF HOSPITAL-BASED OUTPATIENT PROGRAMS
1995
DEVELOPS SKILLED NURSING UNIT MANAGEMENT
1996
ACQUIRES THERAPY STAFFING COMPANY
1997
ACQUIRES CONTRACT THERAPY COMPANY
1998
ACQUIRES NURSE STAFFING COMPANY; LISTED ON NEW YORK STOCK EXCHANGE
1999
ACQUIRES ALLIED HEALTHCARE PERSONNEL STAFFING COMPANY
2000
ADDED TO RUSSELL 2000 STOCK INDEX; REHABCARE GROUP BEST PERFORMING STOCK ON THE NYSE
2001
ADDED TO THE S&P 600 STOCK INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 0-19294

RehabCare Group, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	***51-0265872***
(State or other jurisdiction of incorporation or organization)	***(I.R.S. Employer Identification No.)***

7733 Forsyth Boulevard, 17th Floor, St. Louis, Missouri 63105
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: ***(314) 863-7422***

Securities registered pursuant to Section 12(b) of the Act:	Name of exchange on which registered:
Common Stock, par value $.01 per share	*New York Stock Exchange*
Preferred Stock Purchase Rights	*New York Stock Exchange*

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

The aggregate market value of voting stock held by non-affiliates of Registrant at March 8, 2002 was $415,043,191. At March 8, 2002, the Registrant had 17,359,341 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part II of this Annual Report on Form 10-K incorporates by reference information contained in the Registrant's Annual Report to Stockholders for the fiscal year ended December 31, 2001.

Part III of this Annual Report on Form 10-K incorporates by reference information contained in the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 1, 2002.

PART I

ITEM 1. BUSINESS

Overview of Our Company

RehabCare Group, Inc., a Delaware corporation, is a leading provider of temporary healthcare staffing and therapy program management for hospitals and long-term care facilities. From the 112 supplemental healthcare staffing branches of our StarMed Staffing Group, we provide temporary placement of nurses and other healthcare professionals on a supplemental basis using locally-based personnel. We also provide traveling nurses from the tele-recruiting offices of our healthcare travel staffing division generally on a 13-week basis. Our therapy program management business consists of the management of 109 hospital-based inpatient acute rehabilitation units and 25 hospital-based inpatient skilled nursing units, 56 hospital-based and satellite outpatient therapy programs and 305 contract therapy programs with long-term care facilities. For the year ended December 31, 2001, we had net operating revenues of $542.3 million and operating earnings, excluding $9.0 million of non-recurring charges, of $45.9 million. During this period, we earned 56.2% of our net operating revenues from our healthcare staffing business and 43.8% from our therapy program management business.

The terms "RehabCare," "our company," "we" and "our" as used herein refer to "RehabCare Group, Inc."

Industry Overview

As a provider of temporary healthcare staffing and therapy program management services, our revenues and growth are affected by trends and developments in healthcare spending. The U.S. Centers for Medicare and Medicaid Services estimated that in 2000 total healthcare expenditures in the United States grew by 7.0% to $1.3 trillion. It projected that total healthcare spending in the United States would grow by 8.6% in 2001 and by an average of 7.1% annually from 2002 through 2010. According to these estimates, healthcare expenditures will increase by nearly $1.3 trillion in the next decade and, by 2010, will account for approximately $2.6 trillion, or 15.9% of the United States gross domestic product.

Demographic considerations also affect long-term growth projections for healthcare spending. According to the U.S. Census Bureau, there are approximately 35 million Americans aged 65 or older in the United States today, who comprise approximately 12.7% of the total United States population. By the year 2030, the number of Americans aged 65 or older is expected to climb to 70.3 million, or 20.0%, of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years or older is also expected to increase from 4.3 million to 8.9 million by the year 2030.

We believe that rising projected healthcare expenditures and longer life expectancy of the population will place increased pressure on healthcare providers to find innovative, efficient means of delivering healthcare services. Continued spending pressure will encourage efficiency by directing patients toward lower cost settings such as our inpatient units and our outpatient therapy and contract therapy programs. We also believe that as part of this trend the demand for temporary healthcare staffing services will expand as healthcare providers seek to decrease their overall labor costs and satisfy their need for qualified healthcare employees, who are in high demand.

Temporary Healthcare Staffing. The temporary healthcare staffing industry provides staffing of nurses, physicians and other allied healthcare professionals such as physical and occupational therapists, speech/language pathologists, respiratory therapists, radiologic technicians, advanced practice professionals, pharmacists, and medical and surgical specialized technicians. The temporary healthcare staffing industry is primarily comprised of the following three services:

- *Supplemental Staffing.* Supplemental staffing comprises the majority of all temporary healthcare staffing and involves placement of locally-based healthcare professionals on very short-term assignments, often for daily shift work. Supplemental staffing often involves very short advance notice of assignments by the client.

- *Travel Staffing.* Travel staffing involves placement of healthcare professionals on a contracted, fixed-term basis on assignments which may run several weeks to a year, but are generally 13 weeks long. The healthcare professional temporarily relocates to the assignment. The staffing company is responsible for providing arrangements for travel, housing, licensure and credentialing.

- *Placement and Search.* Placement and search relates to position-specific searches for specialized healthcare professionals to fill open positions on a permanent basis. Search firms offer a range of placement and search services on both a retainer and contingency basis.

Most temporary healthcare staffing companies will specialize in one of the three services set forth above. We currently offer all three services.

The Staffing Industry Report, an independent staffing industry publication, estimated that revenues in the United States for all temporary staffing services were $84.8 billion in 2000. The temporary healthcare staffing segment accounted for approximately $7.2 billion of revenues in 2000, and was expected to grow by approximately 21% in 2001 and 22% in 2002. We believe that the demand for temporary healthcare staffing services will continue to increase due to various factors including:

- *Changes in the Healthcare Payment System.* As healthcare expenditures in the United States have continued to increase, healthcare providers have experienced increased cost reduction pressures as a result of managed care and the implementation of prospective payment systems and other changes in Medicare reimbursement. The need to control costs has forced many healthcare providers to re-evaluate their staffing policies and seek more efficient labor management techniques, including the use of temporary employees to enhance flexibility and reduce costs by transforming a portion of their labor costs from fixed to variable.

- *Shortages in Available Healthcare Professionals.* Increasing demand for temporary healthcare professionals and shifts in the labor market have resulted in shortages in the availability of qualified nurses and many allied healthcare personnel. A recent study published in *The Journal of the American Medical Association* estimates that based on current trends approximately 1,754,000 registered nurses will be needed in the United States by 2020, but only 635,000 registered nurses will be available. The same study found that from 1983 to 1998 the average age of working registered nurses increased from 37 to 42 years. Within the next ten years, the average age of registered nurses is forecasted to be 45.4 years, with more than 40% of the registered nurse workforce expected to be 50 years old or older. Further, a recent report by the American Association of Colleges of Nursing indicates that enrollments in undergraduate nursing programs decreased by 2.2% in 2000. Nurse graduation rates have declined 19% from 1995 to 2000. In addition to the shortage of available nurses, changes in healthcare and the trend toward temporary staffing have resulted in shortages of various allied healthcare professionals, including radiologic laboratory and other specialized technicians, pharmacists, physician assistants, nurse anesthetists, transcriptionists, reimbursement specialists, patient account representatives and medical clerical personnel.

Therapy Program Management. The growth of managed care and its focus on cost control has encouraged healthcare providers to provide quality care at the lowest cost possible. While generally less aggressive than managed care, Medicare and Medicaid incentives have also driven declines in inpatient days per admission. In many cases, patients are treated initially in the higher cost, acute-care hospital setting; after their condition has stabilized, they are either moved to a lower cost facility, such as a skilled nursing unit, or are discharged to their home. Thus, while hospital inpatient admissions have continued to grow, the number of inpatient days per admission has declined. According to the American Hospital Association, the aggregate number of inpatient days declined at an annual rate of 1.6%, from 215.9 million in 1993 to 192.4 million in 2000.

Many healthcare providers are increasingly seeking to outsource a broad range of services through contracts with product line managers. Outsourcing allows healthcare providers to take advantage of the specialized expertise of contract managers, enabling providers to concentrate on the businesses they know best, such as facility and nurse management. Continued reimbursement pressures under managed care and Medicare have driven healthcare providers to look for additional sources of revenue. As constraints on overhead and operating costs have increased and manpower has been reduced, outsourcing has become more important in order to increase patient volumes and provide services at a lower cost while maintaining high quality standards.

By outsourcing services, healthcare providers are able to:

- *Utilize Unused Space.* Inpatient services help hospitals utilize empty wings of their facilities, which enables them to recover the cost of capital investment and overhead associated with the space.

- *Increase Volumes.* Patients who are discharged from an intensive care unit or medical/ surgical bed and need acute rehabilitation or skilled nursing care, and who in the past would have otherwise been referred to other venues for treatment, can now remain in the hospital setting. This allows hospitals to capture revenues that would otherwise be realized by another provider. Upon discharge, patients can return for outpatient care, adding additional revenues for the provider. By offering new services, the hospital also attracts new patients.

- *Sign Agreements with Managed Care Organizations.* We believe managed care organizations prefer to sign contracts covering both acute rehabilitation, skilled nursing services and outpatient therapy with one entity rather than several separate, often unrelated entities. Program managers provide patient evaluation systems that collect data on patients in each of their units showing the degree of improvement and the related costs from the time the patient is admitted to the unit through the time of discharge. This is an important feature to managed care organizations in controlling their costs while assuring appropriate outcomes. Program managers may often have the ability to capture and analyze this information from a large number of acute rehabilitation and skilled nursing units to improve clinical care, which an individual hospital could not do on its own without a substantial investment in specialized systems. Becoming part of a managed care network helps the hospital attract physicians, and in turn, attract more patients to the hospital.

- *Increase Cost Control.* Because of their extensive experience in their product line, program managers can offer pricing structures that effectively control a healthcare provider's financial risk related to the service provided. For hospitals and other providers that utilize program managers, the result is often lower average cost than that of self-managed programs. As a result, the facility is able to increase its revenues without having to increase administrative staff or incur other fixed costs.

- *Obtain Reimbursement Advice.* Program managers may employ reimbursement specialists who are available to assist client hospitals in interpreting complicated regulations, a highly valued service in the changing healthcare environment.

- *Improve Clinical Quality.* National program managers focused on rehabilitation are able to develop and employ best practices, which benefit client hospitals.

Of the approximately 5,000 general acute-care hospitals in the United States, an estimated 900 hospitals operate inpatient acute rehabilitation units, of which we estimate only approximately 150 currently outsource acute rehabilitation program management services. We currently have therapy program management contracts with 109 of those hospitals that outsource acute rehabilitation unit management services.

Overview of Our Business Lines

Our business is divided into two main business segments: temporary healthcare staffing and therapy program management. Our temporary healthcare staffing business encompasses placement of nurses and other healthcare professionals on either a short-term basis, ranging from one day to several weeks, an interim basis, generally 13 weeks, or a permanent basis. Our therapy program management business consists of management of hospital-based inpatient acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy programs. The following table summarizes the type of services we offer and their benefits to our clients.

Business Line	Description of Service	Benefits to Client
Temporary Healthcare Staffing	Placement of temporary healthcare professionals in hospitals and long-term care facilities for one day to thirteen week assignments.	Enables the client to manage fixed labor costs, turnover, vacation, maternity and other temporary staffing needs.
Therapy Program Management		
Inpatient		
Acute Rehabilitation Units:	High acuity rehabilitation for conditions such as stroke, hip replacement and head injury.	Utilizes formerly idle space and affords the client the ability to offer specialized clinical rehabilitation services to patients who might otherwise be discharged to a setting outside the client's facility.
Skilled Nursing Units:	Lower acuity rehabilitation but often more medically complex than acute rehabilitation units for conditions such as stroke, cancer, heart failure, burns and wounds.	
Outpatient	Outpatient therapy programs for hospital-based and satellite programs (primarily sports and work-related injuries).	Helps bring patients into the client's facility and helps the client compete with freestanding clinics.
Contract Therapy	Therapy services in long-term care facilities under management.	Affords the client the ability to fulfill the recurring need for therapists on a full-time or part-time basis, especially for clients whose operations do not warrant a full-time therapist. Offers the client a better opportunity to improve the quality of the programs.

Financial information about each of our business segments is contained in Note 12 to the "Notes to Consolidated Financial Statements" beginning on page 53.

We offer our portfolio of temporary healthcare staffing and therapy program management services to a highly diversified customer base. We serve healthcare staffing clients in all 50 states and our therapy program management business currently manages units and programs in 41 states. The following table summarizes by geographic region the locations of our healthcare staffing branches and therapy program management clients as of December 31, 2001:

Geographic Region	Healthcare Staffing Branches	Therapy Program Management: Acute Rehabilitation/ Skilled Nursing Units	Outpatient Therapy Programs	Contract Therapy Programs
Northeast Region (CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VT)	9	16/2	7	10
Southeast Region (AL, FL, GA, KY, MS, NC, SC, TN, VA, WV)	32	15/6	20	44
North central Region (IA, IL, IN, MI, MN, ND, NE, OH, SD, WI)	26	26/6	7	79
Mountain Region (AZ, CO, ID, MT, NM, NV, UT, WY)	10	2/1	2	3
South central Region (AR, KS, LA, MO, OK, TX)	19	42/7	18	132
Western Region (AK, CA, HI, OR, WA)	16	8/3	2	37
Total	112	109/25	56	305

Temporary Healthcare Staffing Services

Our StarMed Staffing Group meets a critical need of supplying nurses, nurse assistants and other medical staff to hospitals and nursing homes in communities across the United States, helping healthcare facilities operate to the optimal level of staffing for their ever-changing patient population. Additionally, we assist healthcare facilities in alleviating pressures of the nationwide nursing shortage, as demand for nurse staffing far exceeds supply. We introduced temporary healthcare staffing to our portfolio of services in 1996. Initially focusing on recruiting traveling physical and occupational therapists and speech/language pathologists for hospitals and long-term care facilities, we added traveling and supplemental nurses in 1998 and other allied healthcare personnel in 1999.

Supplemental Staffing Operations. Our supplemental staffing operations provide nurses, nurse assistants and other allied healthcare staff to hospitals and other healthcare facilities on short-term assignments, typically ranging from one day to several weeks. As of December 31, 2001, we operated 112 healthcare staffing branches throughout the United States. A typical staffing branch consists of approximately 1,000 square feet of leased space. A branch director and a recruiter are initially hired to manage the branch. As the branch matures, measured by number of weeks worked the branch has placed, new recruiters, marketers and clerical staff are added to support growth. We believe that the benefits program we provide for our temporary staff differentiates us from many other companies in the industry. These benefits include direct deposit, next-day pay, 401(k) plan, flexible assignments, vacation pay, continuing education reimbursements, health insurance, sign-on bonuses, referral bonuses and a uniform program. We believe another significant factor in our performance has been the quality of our personnel. Our supplemental staffing is a local business, and we believe the relationships that our branch managers and our placement and recruiting professionals have with our clients have been a significant contributor to the continued success of our supplemental staffing operations.

Our supplemental staffing growth strategy is:

- increasing the volumes per branch
- increasing the number of branches in key geographic locations;
- diversifying the services our branches provide by furnishing both nurse staffing and other allied medical staffing at each location; and

- continuing to evaluate acquisition opportunities and executing acquisitions where and when appropriate.

Travel Staffing. Our travel staffing operations place nursing, radiology and allied healthcare professionals typically on thirteen week assignments throughout the United States. We employ a staff in a central branch of placement, recruiting, housing and benefits specialists to support each traveler. The traveler is assigned a specialist who will assist the traveler through every step of the assignment. Our staff is available 24 hours a day, 7 days a week to help with any issue the traveler may have. We believe our placement specialists have one of the industry's largest databases of positions available in a wide variety of specialties in all 50 states. We also believe the benefits we offer play a critical role in a traveler's decision to choose us over our competition. Benefits include bonuses, 401(k) plan, guaranteed pay, assignment cancellation protection, direct deposit, financial success planning, health and dental insurance, housing, travel reimbursement, frequent travel program, licensing assistance, 24-hour support and continuing education.

We plan to continue to grow our travel staffing business through a combination of controlled internal growth and selective acquisition opportunities.

Therapy Program Management

Inpatient

Acute Rehabilitation. At our inception in 1982, our entire business consisted of management of acute rehabilitation units within general acute-care hospitals. Today, our inpatient division is a market leader in operating acute rehabilitation units in acute-care hospitals on a contract basis. We manage inpatient acute rehabilitation units in 109 hospitals for patients with diagnoses including stroke, orthopedic conditions, arthritis, spinal cord and traumatic brain injuries. Of the approximately 5,000 hospitals in the United States, an estimated 900 operate inpatient acute rehabilitation units; of which we estimate only approximately 150 currently outsource management services. We believe that as the prospective payment system is implemented in the inpatient rehabilitation environment, our acute rehabilitation division will be well positioned for internal growth. Of the approximately 4,100 acute-care hospitals that do not currently operate acute rehabilitation units, we estimate that as many as 1,000 meet our general criteria for support of acute rehabilitation units in their markets. In light of the changing reimbursement environment, we believe that there is an opportunity for internal growth to the extent that many of the 750 hospitals currently operating their own acute rehabilitation units reevaluate the efficiency of their operations and consider outsourcing management services to companies such as ours.

We establish acute rehabilitation units in hospitals that have vacant space and unmet rehabilitation needs in their markets. We also work with hospitals that currently operate acute rehabilitation units to determine the projected level of cost savings we can deliver to them by implementing our scheduling, clinical protocol and outcome systems. In the case of hospitals that do not operate acute rehabilitation units already, we review their historical and existing hospital population, as well as the demographics of the geographic region, to determine the optimal size of the proposed acute rehabilitation unit and the potential of the new unit under our management to generate additional revenues to cover anticipated expenses. We are generally paid by our clients on the basis of a negotiated fee per patient day or fee per discharge pursuant to contracts that are typically for terms of three to five years. These contracts are generally subject to termination or renegotiation in the event the hospital experiences a material change in its reimbursement from government or other providers. An acute rehabilitation unit affords the hospital the ability to offer rehabilitation services to patients, retaining patients who might otherwise be discharged to a setting outside the hospital. A unit typically consists of 20 beds and is staffed with a program director, a physician-medical director and clinical staff which may include a psychologist, physical and occupational therapists, a speech/language pathologist, a social worker, a nurse manager, a case manager and other appropriate supporting personnel.

Skilled Nursing Units. In 1994, the inpatient division added the skilled nursing service line in response to client requests for management services and our strategic decision to broaden our inpatient services. As of December 31, 2001, we managed 25 inpatient skilled nursing units. The unit enables patients to remain in a hospital setting where emergency needs can be met quickly as opposed to being sent to a freestanding skilled nursing facility. The unit is located within the acute-care hospital and is separately licensed as a skilled nursing unit. We are generally paid by our clients on the basis of a negotiated fee per patient day pursuant to contracts that are typically for terms of three to five years. The hospital benefits by retaining patients who would be discharged to another setting, capturing additional revenue and utilizing idle space. A skilled nursing unit treats patients who require low levels of rehabilitative care, but who have a greater need for nursing care. Patients' diagnoses are typically long-term and medically complex covering approximately 60 clinical conditions, including stroke, post-surgical conditions, pulmonary disease, cancer, congestive heart failure, burns and wounds.

We intend to achieve continued internal growth of our inpatient services through cross-selling our services to our existing clients and generating new client relationships.

Outpatient

In 1993, we began managing outpatient therapy programs that provide management of therapy services to patients with work-related and sports-related illnesses and injuries, and as of December 31, 2001, we managed a total of 56 hospital-based and satellite outpatient therapy programs. We realized that the same expertise we brought to hospitals in managing their acute rehabilitation units could be modified to add value to a hospital's outpatient therapy program. An outpatient therapy program complements the hospital's occupational medicine initiatives and allows therapy to be continued for patients discharged from inpatient rehabilitation units and medical/surgical beds . An outpatient therapy program also attracts patients into the hospital and is conducted either on the client hospital's campus or in satellite locations controlled by the hospital. We also market our outpatient therapy management services to physician groups. Our physician-based programs are located at or in close proximity to the physician group's offices.

We believe our management of outpatient therapy programs delivers increased productivity through our scheduling, protocol and outcome systems, as well as through productivity training for existing staff. We also provide our clients with expertise in compliance and quality assurance. The typical outpatient therapy program we manage provides services for 50 patient visits per day. The program is staffed with a program manager, four to six therapists and two to four administrative and clerical staff. We are typically paid by our clients on the basis of a negotiated fee per unit of service.

As outpatient therapy programs remain underdeveloped at most hospitals and physician practice groups, we intend to continue to grow this line of business by signing contracts with new hospital clients and cross-selling our outpatient therapy programs to existing inpatient clients. We also intend to expand our therapy management services to additional physician groups. In addition, we will actively consider strategic acquisitions to accelerate the growth of this division.

Contract Therapy

In 1997, we added contract therapy management to our service offerings. Our contract therapy division manages therapy services for long-term care facilities. This program affords the client the opportunity to fulfill its recurring need for therapists on a full-time or part-time basis without the need to hire and retain full-time staff. As of December 31, 2001, we managed 305 contract therapy programs.

Our typical contract therapy client has 100 beds, a portion of which are licensed as skilled nursing beds. We manage therapy services, including physical and occupational therapy and speech/language pathology, for the skilled nursing beds. Our broad base of staffing strategies, full-time, part-time and on-call, can be adjusted at each location according to the facility's and its patients' needs. We are generally paid by our clients on the basis of a negotiated per diem rate. Our contract therapy program is led by a full-time program coordinator who is also a therapist and two to four full-time professionals trained in physical and occupational therapy or speech/language pathology.

We believe the introduction of a prospective payment system for skilled nursing facilities and units in 1998 has created demand for our management systems and expertise, particularly with regard to controlling costs. As a result, we will focus our growth strategy in this division on signing new contracts.

Government Regulation

Overview. The healthcare industry is required to comply with many complex federal and state laws and regulations and is subject to regulation by a number of federal, state and local governmental agencies, including those that administer the Medicare and Medicaid programs, those responsible for the licensure of healthcare providers and facilities and those responsible for administrating and approving health facility construction, new services and high-cost equipment purchasing. The healthcare industry is also affected by federal, state and local policies developed to regulate the manner in which healthcare is provided, administered and paid for nationally and locally. Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. As a result, the healthcare industry is sensitive to legislative and regulatory changes and is affected by reductions and limitations in healthcare spending as well as changing healthcare policies. Moreover, our business is impacted not only by those laws and regulations that are directly applicable to us, but also by certain laws and regulations that are applicable to our hospital, skilled nursing facility and other clients. If we fail to comply with the laws and regulations directly applicable to our business, we could suffer civil penalties, criminal penalties and/or be excluded from contracting with providers participating in Medicare, Medicaid and other federal and state healthcare programs. If our hospital, skilled nursing facility and/or other clients fail to comply with the laws and regulations applicable to their businesses, they could suffer civil penalties, criminal penalties and/or be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs, which could, indirectly, have an adverse impact on our business.

Facility Licensure, Medicare Certification, and Certificate of Need. Our clients are required to comply with state facility licensure, federal Medicare certification, and certificate of need laws that are not generally applicable to us.

Generally, facility licensure and Medicare certification follow specific standards and requirements. Compliance is monitored by various mechanisms, including periodic written reports and on-site inspections by representatives of relevant government agencies. Loss of licensure or Medicare certification by a healthcare facility with which we have a contract would likely result in termination of that contract.

A few states require that health facilities obtain state permission prior to entering into contracts for the management of their services. Some states also require that health facilities obtain state permission in the form of a certificate of need prior to constructing or modifying their space, purchasing high-cost medical equipment, or adding new healthcare services. If a certificate of need is required, the process may take up to 12 months or more, depending on the state involved. The certificate of need application may be denied if contested by a competitor or if the new facility or service is deemed unnecessary by the state reviewing agency. A certificate of need is usually issued for a specified maximum expenditure and requires implementation of the proposed improvement or new service within a specified period of time.

Professional Licensure and Corporate Practice. Many of the healthcare professionals employed or engaged by us, including nurses and therapists, are required to be individually licensed or certified under applicable state law. We take steps to ensure that our licensed healthcare professionals possess all necessary licenses and certifications, and we believe that our nurses and therapists comply with all applicable state laws.

In some states, business corporations such as our company are restricted from practicing therapy through the direct employment of therapists. In those states, to comply with the restrictions imposed, we either contract to obtain therapy services from an entity permitted to employ therapists, or we manage the physical therapy practice owned by licensed therapists through which the therapy services are provided.

Staffing Agency/Business Licenses. A number of states require state licensure for businesses that, for a fee, employ and assign personnel, including healthcare personnel, to provide temporary services on-site at hospitals and other healthcare facilities to support or supplement the hospitals' or healthcare facilities' work force. A number of states also require state licensure for businesses that operate placement services for individuals attempting to secure employment. Failure to obtain the necessary licenses can result in injunctions against operating, cease and desist orders and/or fines. We endeavor to maintain all required state licenses.

Reimbursement. Federal and state laws establishing payment methodologies and mechanisms for healthcare services covered by Medicare, Medicaid and other government healthcare programs, while applicable to our clients and not generally applicable to us, still have an indirect impact on our business.

Medicare pays acute-care hospitals for most inpatient hospital services under a payment system known as the "prospective payment system." Under this system, acute-care hospitals are paid a specific amount toward their operating costs based on the diagnosis-related group to which each Medicare patient is assigned. The amount of reimbursement assigned to each diagnosis-related group is established prospectively by the U.S. Centers for Medicare and Medicaid Services, an agency of the U.S. Department of Health and Human Services, and is not related to a hospital's actual costs. In general, a hospital's payment for inpatient care provided to a Medicare patient is limited based on the diagnosis-related group to which the patient is assigned, regardless of the amount of services provided to the patient or the length of the patient's hospital stay. However, for certain Medicare beneficiaries who have unusually costly hospital stays, the U.S. Centers for Medicare and Medicaid Services will provide additional payments above those specified for the diagnosis-related group. Under the diagnosis-related group system, a hospital may keep the difference between its diagnosis-related group payment and its operating costs incurred in furnishing inpatient services, but is at risk for any operating costs that exceed the applicable diagnosis-related group payment rate. As a result, hospitals have an incentive to discharge Medicare patients as soon as it is clinically appropriate.

During the past several years, acute rehabilitation units, skilled nursing units and hospital-based outpatient therapy programs were generally exempt from the above-described prospective payment system and were paid instead on the basis of their direct and indirect costs under a "cost-based" reimbursement system. As discussed below, the Balanced Budget Act of 1997 mandated new payment systems and methodologies for acute rehabilitation units, skilled nursing units and hospital-based outpatient therapy programs.

Under the Balanced Budget Act of 1997, beginning January 1, 2002, the Medicare program is phasing in a prospective payment system for eligible inpatient rehabilitation hospitals and rehabilitation units in hospitals, collectively referred to as "inpatient rehabilitation facilities." Inpatient rehabilitation facilities may transition into the new payment system over a one year period, during which payments would be based on a blend of rates paid under the old and the new payment system or inpatient rehabilitation facilities may elect to go directly to the new prospective payment system rates. The prospective payment system for inpatient rehabilitation facilities is similar to the diagnosis-related group payment system used for inpatient hospital services but uses a case mix group rather than a diagnosis-related group. Each patient is assigned to a case mix group based on clinical characteristics and expected resource needs as a result of information reported on a "patient assessment instrument" which is completed upon patient admission and discharge. As is the case under the diagnosis-related group system, a hospital may keep the difference between its case mix group payment and its operating costs incurred in furnishing patient services, but is at risk for operating costs that exceed the applicable case mix group payment. As was the case under the old payment system, an acute inpatient rehabilitation unit will be paid under the hospital diagnosis-related group system until it qualifies for exemption. To qualify for exemption, the unit must comply with a number of operational and patient care criteria. This process typically takes one year after unit opening. Upon qualification for the exemption, the unit would then be reimbursed under the prospective payment system for inpatient rehabilitation facilities.

We believe that the new prospective payment system for inpatient rehabilitation facilities favors low-cost, efficient providers, and that our strategy of managing programs on the premises of our hospital clients positions us well for the changing reimbursement environment. However, in the event that a client hospital experiences a material reduction in reimbursement under the new system, in most cases, the client hospital will have the right to renegotiate its contract with us, including the financial terms.

The Balanced Budget Act of 1997 also mandated the phase-in of a prospective payment system based on resource utilization group classifications for skilled nursing facilities and units. This was targeted to reduce government spending on skilled nursing services by 18%. All of the skilled nursing units to which we provide management services are now fully phased in under the resource utilization group system for skilled nursing facilities.

Medicare reimbursement for outpatient rehabilitation services was also affected by the Balanced Budget Act of 1997. Since 1999, reimbursement for such services is no longer based on a provider's costs; instead, all reimbursement for covered outpatient rehabilitation services is currently based on the lesser of the provider's actual charge for such services or the applicable Medicare physician fee schedule amount established by the U.S. Centers for Medicare and Medicaid Services. This reimbursement system applies regardless of whether the therapy services are furnished in a hospital outpatient department, a physician's office, or the office of a therapist in private practice. Under current law, an outpatient therapy program that is not designated as being provider-based is subject to annual limits on payment for therapy services; however, these limits have been suspended through 2002, but may be renewed thereafter. See discussion below entitled "Provider-Based Rules."

Provider-Based Rules. The U.S. Centers for Medicare and Medicaid Services recently promulgated new rules regarding the provider-based status of certain facilities and organizations furnishing healthcare services to Medicare beneficiaries. Designation as a provider-based facility or organization can, in some cases, result in greater reimbursement from the Medicare program than would otherwise be the case. Under the new rules, a designation as provider-based also mandates compliance with a specific set of billing and patient notification requirements and emergency medical treatment regulations. Until October 1, 2002, any program, facility or organization treated as having provider-based status on October 1, 2000, will retain this designation. All new programs, facilities and organizations established after October 1, 2000 desiring provider-based status must obtain an affirmative determination of provider-based status in order to receive reimbursement as a provider-based facility for services provided to Medicare beneficiaries. As of October 1, 2002, programs, facilities and organizations that were in existence on October 1, 2000 will also need to obtain an affirmative determination of provider-based status to receive provider-based reimbursement. In November 2001, the U.S. Centers for Medicare and Medicaid Services clarified that the provider-based rules do not apply to skilled nursing facilities, to inpatient rehabilitation units that are excluded from the inpatient prospective payment system for acute hospital services and to facilities furnishing only physical, occupational or speech therapy patients for as long as the $1,500 annual cap on coverage of physical, occupational, and speech therapy remains suspended.

Health Information Practices. Subtitle F of the Health Insurance Portability and Accountability Act of 1996 was enacted to improve the efficiency and effectiveness of the healthcare system through the establishment of standards and requirements for the electronic transmission of certain health information. To achieve that end, the act requires the Secretary of the U.S. Department of Health and Human Services to promulgate a set of interlocking regulations establishing standards and protections for health information systems, including standards for the following:

- the development of electronic transactions and code sets to be used in those transactions;
- the development of unique health identifiers for individuals, employers, health plans, and healthcare providers;
- the security of individual health information;
- the transmission and authentication of electronic signatures; and
- the privacy of individually identifiable health information.

Final rules setting forth standards for electronic transactions and code sets were published on August 17, 2000, and for the privacy of individually identifiable health information on December 28, 2000, both of which apply to health plans, healthcare clearinghouses and healthcare providers who transmit any health information in electronic form in connection with certain administrative and billing transactions. The compliance deadline for the electronic transaction and code set standards is October 16, 2003 if a compliance plan is filed with the Secretary of the U.S. Department of Health and Human Services by October 16, 2002; if no plan is filed, the compliance date is October 16, 2002. Compliance with the final rules concerning the privacy of individually protected healthcare information is required by April 14, 2003. Proposed rules that include standards for unique health identifiers for employers and healthcare providers, as well as standards related to the security of individual health information and the use of electronic signatures have been published.

We are currently evaluating the effect of the proposed and final rules published to date and have developed a task force to address the standards set forth in these rules and their effect on our business. Given the fact that not all of the standards have been issued in final form, we cannot estimate at this time the cost of compliance.

Fraud and Abuse. Various federal laws prohibit the knowing and willful submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid and other government healthcare programs. The federal anti-kickback statute also prohibits individuals and entities from knowingly and willfully paying, offering, receiving or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for or recommend services or goods covered by Medicare, Medicaid, or other government healthcare programs. The anti-kickback statute is extremely broad and potentially covers many standard business arrangements. Violations can lead to significant criminal and civil penalties, including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, or exclusion from participation in Medicare, Medicaid, and other government healthcare programs. The Office of the Inspector General of the U.S. Department of Health and Human Services has published regulations which identify a limited number of specific business practices which fall within safe harbors guaranteed not to violate the anti-kickback statute. While many of our business relationships fall outside of the published safe harbors, conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not by itself make conduct illegal.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as that prohibited by the federal laws described above. Some states' antifraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' antifraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private.

In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, federal law allows individuals to bring lawsuits on behalf of the government in what are known as *qui tam* or "whistleblower" actions, alleging false or fraudulent Medicare or Medicaid claims and certain other violations of federal law. The use of these private enforcement actions against healthcare providers and their business partners has increased dramatically in the recent past, in part, because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment.

We endeavor to conduct our operations in compliance with the applicable fraud and abuse statutes and to stay informed as to evolving regulatory and judicial interpretations of these broad and complex laws. Should we identify any of our practices as being contrary to these laws, we will take appropriate action to address the matter, including, when appropriate, making disclosure to the proper authorities.

Anti-Referral Laws. The federal Stark law generally provides that, if a physician or a member of a physician's immediate family has a financial relationship with a healthcare entity, the physician may not make referrals to that entity for the furnishing of designated health services covered under Medicare, Medicaid, or other government healthcare programs, unless one of several specific exceptions applies. For purposes of the Stark law, a financial relationship with a healthcare entity includes an ownership or investment interest in that entity or a compensation relationship with that entity. Designated health services include physical and occupational therapy services, durable medical equipment, home health services, and inpatient and outpatient hospital services. The Stark law has limited impact on our current operations; however, as we expand our outpatient division's business into new venues, such as physician offices, our physician clients must consider the impact of the Stark law on their practice. On January 4, 2001, U.S. Centers for Medicare and Medicaid Services published the first phase of a set of final regulations interpreting the Stark law. The effective date of these regulations was January 4, 2002.

The federal government will make no payment for designated health services provided in violation of the Stark law. In addition, sanctions for violating the Stark law include civil monetary penalties of up to $15,000 per prohibited service provided and exclusion from any federal, state, or other government healthcare programs. There are no criminal penalties for violation of the Stark law.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as that prohibited by the federal Stark law described above. Some states' Stark laws apply only to goods and services covered by Medicaid. Other states' Stark laws apply to certain designated healthcare goods and services, regardless of whether the source of payment is government or private.

Corporate Compliance Program. In recognition of the importance of achieving and maintaining regulatory compliance, we have established a corporate compliance program that establishes general standards of conduct and procedures that promote compliance with business ethics, regulations, law and accreditation standards. We have established compliance standards and procedures to be followed by our employees that are reasonably capable of reducing the prospect of criminal conduct, and have designed systems for the reporting and auditing of potentially criminal acts. A key element of our compliance program is ongoing communication and training of employees so that it becomes a part of our day-to-day business operations. A compliance committee consisting of our board of directors has been established to oversee implementation and ongoing operations of our compliance program, to enforce our compliance program through appropriate disciplinary mechanisms and to ensure that all reasonable steps are taken to respond to an offense and to prevent further similar offenses. We are not aware of the existence of any current activities on the part of any of our employees that would not be materially in compliance with our compliance program.

Competition

Our healthcare staffing business competes in national, regional and local markets with full-service staffing companies and with specialized staffing agencies. We believe our strategic advantages in this line of business include our ability to match qualified employees to specific job requirements, our ability to provide qualified employees in a timely manner, the price of our services, monitoring of the job performance of our employees and the diversity of our staffing solutions.

Our therapy program management business has no direct competitors offering all of the same program services, although other companies may offer one or more of the same services. Our therapy program management business competes with hospitals and long-term care facilities that do not choose to outsource their acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy programs. The fundamental challenge in our therapy program management business is convincing our potential clients, primarily hospitals and long-term care facilities, that we can provide rehabilitation services more efficiently than they can themselves. The inpatient units and outpatient programs that we manage are in highly competitive markets and compete for patients with other hospitals and long-term care facilities, as well as public companies. Among our principal competitive advantages are our reputation for quality, cost effectiveness, a proprietary outcomes management system, innovation and price.

We rely significantly on our ability to attract, develop and retain nurses, therapists and other healthcare personnel who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of our healthcare staffing clients, as well as our own needs in our therapy program management business. We compete for healthcare staffing personnel, including nurses and therapists, with other temporary healthcare staffing companies, as well as actual and potential clients, some of whom seek to fill positions with either regular or temporary employees.

Employees

As of December 31, 2001, we had approximately 5,700 employees and approximately 12,000 additional travel and supplemental staff employed by our staffing division. The physicians who are the medical directors of our acute rehabilitation units are independent contractors and not our employees. Nurses and therapists in our temporary healthcare staffing business may be on our payroll or the client's payroll. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

ITEM 2. PROPERTIES

We currently lease 71,000 square feet of executive office space in Clayton, Missouri under a lease that expires in the year 2012, assuming all options to renew are exercised. In addition to the monthly rental cost, we are also responsible for specified increases in operating costs. In addition, our subsidiaries lease 10,000 square feet in Salt Lake City, Utah under a lease that expires in 2011, 21,000 square feet of executive office space in Andover, Massachusetts under a lease that expires in the year 2010, 8,000 square feet of executive office space in Clearwater, Florida under a lease that expires in 2007 and 10,000 square feet of executive office space in Phoenix, Arizona under a lease that expires in 2003, each assuming all options to renew are exercised. We also lease 112 store-front locations that serve as the branch offices for the supplemental staffing operations of our StarMed Staffing Group.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and legal actions in the ordinary course of business. These matters include, without limitation, professional liability, employee-related matters and inquiries and investigations by governmental agencies relating to Medicare or Medicaid reimbursement and other issues.

We have recently reached an agreement with the United States Department of Labor under which we will conduct a self-audit of the overtime practices for temporary employees of our staffing division for the period from January 1, 1998 to October 26, 2001. In order to implement the agreement, the Department of Labor recently filed suit against us and certain of our subsidiaries in federal court in St. Louis, Missouri and a pre-negotiated order was approved by the court on November 2, 2001. Pursuant to the order, we have commenced the process of determining whether any present or former temporary employee is owed any additional overtime wages that had not previously been paid. The suit serves to bar multiple future suits on the overtime wage issue by the persons covered by the order. In the fourth quarter of 2001, we reported a non-recurring charge of approximately $6 million relating to costs associated with these overtime payments, including the associated costs of the audit. While we believe the $6 million will be adequate to cover these payments and costs, the actual total expenses incurred in this matter may be higher or lower.

In addition, our clients may become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by us. From time to time and depending on the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our clients relating to these matters. We have recently received a formal demand for indemnification by the current owner of a client facility for liabilities, including attorneys' fees and expenses, arising out of a recent assessment of liability communicated by the United States Department of Justice to our client for settlement purposes. The Department's claim is the result of its investigation of alleged improper billing practices under the Medicare program relating to an inpatient rehabilitation unit that we manage at the client facility. We have denied any liability under the indemnification provisions of our contract with the client facility based upon our belief that the alleged inaccuracies in the billing process for Medicare patients were not the result of any of our actions or omissions in operating the rehabilitation unit. At no time were we responsible, either contractually or otherwise, for the client facility's cost reporting for Medicare patients, nor do we believe that any of the clinical information that we provided to the client facility formed the basis for the allegedly inaccurate cost reporting. We are not a party to the Department of Justice's claim against the client facility and we have declined our client's offer to be a party to the settlement discussions based upon our belief that we have no indemnification liability on this claim.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Information concerning our Common Stock is included under the heading "Stock Data" in our Annual Report to Stockholders for the year ended December 31, 2001 and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

Our Six-Year Financial Summary is included in our Annual Report to Stockholders for the year ended December 31, 2001 and is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide temporary healthcare staffing and therapy program management services for hospitals and long-term care facilities. We derive our revenue from two business segments: temporary healthcare staffing and therapy program management. Our therapy program management segment includes inpatient programs (including acute rehabilitation and skilled nursing units), outpatient therapy programs and contract therapy programs. Summarized information about our revenues and earnings from operations in each segment is provided below.

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Revenues from Unaffiliated Customers:			
Healthcare staffing	$304,574	$260,100	$148,180
Therapy program management:			
Inpatient	123,276	119,963	116,497
Contract therapy	64,661	29,979	14,071
Outpatient	49,754	42,332	30,677
Therapy program management total	237,691	192,274	161,245
Total	$ 542,265	$ 452,374	$ 309,425
Operating Earnings (Loss): [1]			
Healthcare staffing	$ (65) [2]	$ 12,011	$ 5,228
Therapy program management:			
Inpatient	24,081	21,815	18,123
Contract therapy	6,773	3,331	333
Outpatient	6,178	7,032	6,238
Therapy program management total	37,032	32,178	24,694
Total	$ 36,967	$ 44,189	$ 29,922

(1) Operating earnings for prior years have been adjusted to reflect the corporate expense allocation methodology utilized in 2001.

(2) Includes $9.0 million in non-recurring charges.

Revenues

We derive substantially all of our revenues from fees paid directly by healthcare providers rather than through payment or reimbursement by government or other third-party payors. Our inpatient and outpatient therapy programs are typically provided through agreements with hospital clients with three to five-year terms. Our contract therapy and temporary healthcare staffing services are typically provided under interim or short-term agreements with hospitals and long-term care facilities.

Our healthcare staffing revenues and earnings are impacted by changes in the level of occupancy at hospitals where we provide our staffing services. During the first and fourth quarters of each year, hospitals generally experience an increase in the number of patients, resulting in an increase in the demand for our temporary healthcare staffing services and an increase in our revenues and earnings in this line of business. Hospitals generally experience a decrease in the number of patients during the second and third quarters, resulting in a decrease in our revenues and earnings for our healthcare staffing services line.

As a provider of temporary healthcare staffing and therapy program management services, our revenues and growth are affected by trends and developments in healthcare spending. Over the last three years, our revenues and earnings from our therapy program management services have been negatively impacted by an aggregate decline in average billable lengths of stay. The decline in average billable lengths of stay reflects the continued trend of reduced rehabilitation lengths of stay.

Material changes in the rates or methods of government reimbursements to our clients for services rendered in the programs that we manage could give our clients the right to renegotiate their existing contracts with us to include terms that are less favorable to us. For example, outpatient therapy programs receive payment from the Medicare program under a fee schedule. Under current law, an outpatient therapy program that is not designated as being provider-based is subject to an annual limit on payments for therapy services provided to Medicare beneficiaries. See discussion under "Item 1. Business — Government Regulation — Provider-Based Rules." However, application of this limit is subject to a moratorium through December 31, 2002. The Secretary of the U.S. Department of Health and Human Services is required to review reimbursement claims for outpatient therapy services while the moratorium is in effect and to make a proposal to Congress to revise the payment system for outpatient therapy services. Any changes adopted by Congress, which could include reduced annual limits or a new payment system, could have an adverse effect on the outpatient therapy program business.

In addition, changes in the rates or methods of government reimbursements could negatively impact the benefits that we are able to provide to our clients. The enactment of the Balanced Budget Act of 1997, which established a prospective payment system for skilled nursing facilities and units, significantly reduced the demand for therapists generally, which had a negative impact on our healthcare staffing business. It also resulted in reduction of the per diem billing rates we were able to negotiate with the skilled nursing units that we manage. We believe the recently released rates and other reimbursement regulations with respect to the implementation of a prospective payment system for acute rehabilitation services will be favorable for many of our clients. However, we are unable to predict with certainty the impact of the changes at this time, and we may experience a decline in our revenue and earnings as a result of the prospective payment system or from any other changes in the rates or methods of government reimbursements.

Acquisitions

During 1999 and 2000, we completed a number of acquisitions. These acquisitions are summarized in the table below. Each of the acquisitions has been accounted for by the purchase method of accounting, which means that the operating results of the acquired entity are included in our results of operations commencing on the date of acquisition of each entity.

We have amortized the goodwill for each of our acquisitions, the excess of the cost of the acquisition over the book value of the net assets acquired, on a straight-line basis over 25 to 40 years through the year ended December 31, 2001. As of January 1, 2001 the goodwill amortization periods were changed to 25 years on the acquisitions of Physical Therapy Resources, Inc.; TeamRehab, Inc./Moore Rehabilitation Services, Inc.; Rehab Unlimited, Inc./Cimarron Health Care, Inc.; Rehabilitative Care Systems of America, Inc.; Therapeutic Systems, Inc.; Salt Lake Physical Therapy Associates, Inc.; AllStaff, Inc.; and DiversiCare Rehab Services, Inc. This change resulted in a net after-tax increase of approximately $0.5 million in the annual goodwill amortization associated with these acquisitions and a decrease in diluted net earnings per share of approximately $0.03 for the year ended December 31, 2001. We retained 40-year amortization periods for the acquisitions of Advanced Rehabilitation Resources, Inc.; Healthcare Staffing Solutions, Inc.; StarMed Staffing, Inc.; and eai Healthcare Staffing Solutions, Inc., which had businesses that were more national in scope. As of January 1, 2002, we adopted the provisions of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 requires that all acquisitions consummated after January 1, 2002 will no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. See further discussion below under the heading "Effect of Recent Accounting Pronouncements".

Company	Date	Description	Consideration[1]
1999			
Salt Lake Physical Therapy Associates, Inc.	May 20, 1999	Outpatient therapy programs	Aggregate of $17.3 million in cash, notes and stock
AllStaff, Inc.	June 30, 1999	Temporary healthcare staffing (nurses and nurse assistants)	
eai Healthcare Staffing Solutions, Inc.	December 20, 1999	Temporary healthcare staffing (allied healthcare personnel)	
2000			
DiversiCare Rehab Services, Inc.	September 15, 2000	Outpatient therapy programs	Aggregate of $8.5 million in cash and notes

(1) Amounts include contingent payments made in connection with the acquisitions listed.

Results of Operations

The following table sets forth the percentage that selected items in the consolidated statements of earnings bear to operating revenues for the years ended December 31, 2001, 2000 and 1999 and on an as adjusted basis for 2001:

	Year Ended December 31,			
	2001		2000	1999
	Actual	As adjusted (1)		
Operating revenues	100.0%	100.0%	100.0%	100.0%
Cost and expenses:				
Operating	72.8	71.8	71.0	71.7
General and administrative	18.6	17.9	17.7	16.9
Depreciation and amortization	1.8	1.8	1.5	1.7
Operating earnings	6.8	8.5	9.8	9.7
Other expense, net	(.4)	(.3)	(1.2)	(1.6)
Earnings before income taxes	6.4	8.2	8.6	8.1
Income taxes	2.5	3.3	3.4	3.2
Net earnings	3.9%	4.9%	5.2%	4.9%

(1) Excludes $9.0 million non-recurring charges and $0.5 million write-down of an investment. The $9.0 million of non-recurring charges consists of $5.1 million in operating expenses and $3.9 million in general and administrative expenses. The $0.5 million write-down of an investment is excluded from other expense.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Revenues

Operating revenues in 2001 increased by $89.9 million, or 19.9%, to $542.3 million as compared to $452.4 million in operating revenues in 2000. The September 2000 acquisition of DiversiCare Rehab Services, Inc. (DiversiCare) accounted for 6.1% of the net increase.

Staffing revenue increased by 17.1% from $260.1 million in 2000 to $304.6 million in 2001, reflecting a 4.4% increase in weeks worked from 223,951 to 233,898 and a 12.1% increase in average revenue per week worked from $1,161 to $1,302.

Inpatient program revenue increased by 2.8% from $120.0 million in 2000 to $123.3 million in 2001. A 1.0% increase in the average number of inpatient programs managed from 135.8 to 137.2, and a 2.8% increase in the average daily billable census per inpatient program from 14.4 to 14.8 resulted in a 3.3% increase in billable days to 740,938. The increase in billable census per program for inpatient programs is primarily attributable to a 5.7% increase in average admissions per program from 373.0 to 394.3 offset by a 3.5% decrease in the average length of stay to 13.7 days. The increase in patient days was offset by a 0.4% decrease in the average per diem billing rates.

Contract therapy revenue increased by 115.7% from $30.0 million in 2000 to $64.7 million in 2001, reflecting a 60.1% increase in the average number of contract therapy locations managed from 156.0 to 249.8, and a 34.8% increase in revenue per location. The increase in revenue per location is primarily the result of opening larger, more efficient programs.

Outpatient revenue increased by 17.5% from $42.3 million in 2000 to $49.8 million in 2001, reflecting $5.5 million from the September 15, 2000 acquisition of DiversiCare, an increase in the average number of outpatient programs managed from 53.1 to 61.5 (including a net increase of 7.7 from DiversiCare) and an 8.1% increase in units of service per program.

Operating Earnings

Consolidated operating earnings decreased by 16.3% from $44.2 million in 2000 to $37.0 million in 2001, due primarily to $9.0 million of non-recurring charges related to our staffing division recorded in the fourth quarter of 2001. These non-recurring charges consisted of approximately $6.0 million in costs associated with correcting overtime payments for the period January 1, 1998 to October 26, 2001 and $3.0 million related to severance and technology costs associated with the reorganization of certain functions and processes. Of the $9.0 million non-recurring charges, $5.1 million was recorded as an operating expense, while the remaining $3.9 million represents general and administrative expenses. Excluding these non-recurring charges, operating earnings increased 4.0% to $45.9 million. Depreciation and amortization as a percentage of revenues increased from 1.5% in 2000 to 1.8% in 2001 as a result of the change in goodwill amortization from 40 years to 25 years on certain regional acquisitions plus depreciation expense recorded on $10.6 million of capital expenditures in 2001. The additional amortization expense recorded as a result of the change in goodwill amortization lives was approximately $0.7 million pre-tax. The following discussion by division includes the effect of adjusting 2000 operating earnings to reflect the current overhead allocation methodology utilized in 2001.

Operating earnings in the staffing division decreased by $12.1 million from $12.0 million in 2000 to a $0.1 million loss in 2001, including the aforementioned $9.0 million of non-recurring charges. Excluding the non-recurring charges, operating earnings decreased by $3.1 million to $8.9 million in 2001, reflecting significant expenses associated with systems training and a move toward consolidation of the division's branch administrative functions. As a result, general and administrative expenses, excluding the non-recurring charges, as a percentage of revenues increased by 1.0%. Operating costs excluding the non-recurring charges increased by 0.7% in 2001 due to increased salary related costs. Depreciation and amortization expense as a percentage of revenue was comparable for the two periods compared.

Inpatient operating earnings increased 10.4% from $21.8 million in 2000 to $24.1 million in 2001, reflecting a 3.3% increase in billable patient days, a 0.1% increase in gross margin and a 2.0% reduction in general and administrative costs as a percentage of revenue. Depreciation and amortization as a percentage of revenues increased from 2.4% in 2000 to 3.0% in 2001, reflecting current year depreciation expense on capital expenditures.

Contract therapy operating earnings increased 103.3% from $3.3 million in 2000 to $6.8 million in 2001, reflecting a 115.7% increase in operating revenues, offset by a slight decrease in gross margin as a result of increased labor costs. General and administrative expenses as a percentage of revenues were comparable for the two periods. Depreciation and amortization expense as a percentage of revenues increased from 1.3% in 2000 to 1.7% in 2001, reflecting an additional $0.3 million of amortization expense associated with the change in amortization lives on certain prior acquisitions, plus current year depreciation expense recorded on capital expenditures.

Outpatient operating earnings decreased 12.1% from $7.0 million in 2000 to $6.2 million in 2001 reflecting a 0.7% decrease in gross margin as a result of increased labor expenses and an increase in general and administrative expenses as a percentage of revenues from 9.7% in 2000 to 12.1% in 2001. Depreciation and amortization expense as a percentage of revenues increased from 1.9% in 2000 to 3.1% in 2001, reflecting additional amortization expense associated with the September 15, 2000 acquisition of DiversiCare, plus additional amortization expense recorded in the current year as a result of the change in amortization lives on certain prior acquisition and current year depreciation expense recorded on capital expenditures.

Non-operating Items

Interest income increased by $0.2 million or 65.9% to $0.4 million due to increased cash balances.

Interest expense decreased by $3.5 million or 65.2% to $1.9 million in 2001, primarily reflecting the repayment of $49.4 million in debt from the net proceeds of the sale of common stock in a March 2001 publicly underwritten equity offering and the repayment of $18.9 million of debt as a result of cash generated from operations.

Other expense in 2001 primarily reflects a $0.5 million write-down of an investment.

Earnings before income taxes, including the non-recurring charges and write-down of an investment, decreased by $4.1 million, or 10.6% from $39.1 million in 2000 to $35.0 million in 2001. The provision for income taxes in 2001 was $13.9 million compared to $15.6 million in 2000, reflecting effective income tax rates of 39.8% for each period. Net earnings, including the non-recurring charges and write-down of an investment, decreased by $2.5 million, or 10.6%, to $21.0 million from $23.5 million in 2000. Diluted earnings per share including the non-recurring charges, decreased by 20.0% from $1.45 in 2000 to $1.16 in 2001 on an 11.1% increase in the weighted-average shares outstanding. The increase in weighted-average shares outstanding is attributable primarily to the March 2001 publicly underwritten equity offering, and stock option grants and exercises.

Diluted earnings per share excluding the $9.0 million in non-recurring charges and the $0.5 million write-down of an investment increased 2.1% from $1.45 in 2000 to $1.48 in 2001.

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

Revenues

Operating revenues in 2000 increased by $143.0 million, or 46.2%, to $452.4 million as compared to $309.4 million in operating revenues in 1999. Acquisitions accounted for 19.9% of the net increase. Excluding the effects of acquisitions, increases in inpatient, outpatient, contract therapy, nurse travel and supplemental staffing revenues were offset by a decline in therapist travel staffing revenues and a decrease in the number of skilled nursing units.

Staffing revenue increased by 75.5% from $148.2 million in 1999 to $260.1 million in 2000 reflecting $3.2 million from the June 30, 1999 acquisition of AllStaff, Inc., $21.5 million from the December 20, 1999 acquisition of eai Healthcare Staffing Solutions, Inc. and a 50.7% increase in weeks worked in 2000 at existing and newly opened travel and supplemental staffing branches from 126,816 to 191,076. Total weeks worked attributable to the 1999 acquisitions were 32,875.

Inpatient program revenue increased by 3.0% from $116.5 million in 1999 to $120.0 million in 2000. A 3.0% increase in the average number of inpatient programs managed from 131.8 to 135.8, plus the additional revenue from one additional day in February 2000, offset by a 0.7% decrease in the average daily billable census per inpatient program from 14.5 in 1999 to 14.4 in 2000, resulted in a 2.8% increase in billable patient days to 716,993. The decrease in billable census per program for inpatient programs is primarily attributable to a 0.7% decrease in average billable length of stay from 14.3 days in 1999 to 14.2 days in 2000.

Contract therapy revenue increased by 113.1% from $14.1 million in 1999 to $30.0 million in 2000 reflecting a 71.8% increase in the average number of contract therapy locations managed from 90.8 to 156.0 and a 24.0% increase in revenue per location.

Outpatient revenue increased by 38.0% from $30.7 million in 1999 to $42.3 million in 2000 reflecting $1.4 million from the May 20, 1999 acquisition of Salt Lake Physical Therapy Associates, Inc., $2.3 million from the September 15, 2000 acquisition of DiversiCare Rehab Services, Inc., an increase in the average number of outpatient programs managed from 40.0 to 53.1 and a 14.0% increase in units of service per program.

Operating Earnings

Consolidated operating earnings increased by 47.7% from $29.9 million in 1999 to $44.2 million in 2000. Acquisitions accounted for 17.8% of the net increase.

Operating earnings in the staffing division increased 129.7% from $5.2 million in 1999 to $12.0 million in 2000. The 1999 acquisitions of Allstaff, Inc. and eai Healthcare Staffing Solutions, Inc. accounted for 26.1% of the net increase. The remaining increase is attributable to the increase in weeks worked at existing branch offices combined with a 2.1% decrease in operating costs as a percentage of revenues. General and administrative expenses as a percentage of revenues increased by 1.2% due to the expansion of systems and additional support staff added to support the growth. Depreciation and amortization expense as a percentage of revenues was comparable for the respective periods.

Inpatient operating earnings increased by 20.4% from $18.1 million in 1999 to $21.8 million in 2000, reflecting a 2.8% increase in billable patient days, and a 3.1% increase in gross margin. General and administrative expenses and depreciation and amortization expense as a percentage of revenues were comparable for the respective periods.

Contract therapy operating earnings increased by $3.0 million from $333,000 in 1999 to $3.3 million in 2000, reflecting a 113.1% increase in operating revenues, offset by a 2.2% decrease in gross margin as a result of increased labor costs. General and administrative expenses and depreciation and amortization expense as a percentage of revenues decreased 8.2% and 1.4%, respectively, as efficiencies were realized as a result of the increase in revenues.

Outpatient operating earnings increased by 12.7% from $6.2 million in 1999 to $7.0 million in 2000. The 1999 acquisition of Salt Lake Physical Therapy Associates, Inc. and the 2000 acquisition of DiversiCare Rehab Services, Inc. accounted for substantially all of the net increase, as a slight increase in gross profit margin was offset by increases in general and administrative expenses and depreciation and amortization expense as a percentage of revenues.

Non-operating Items

Interest expense increased 29.1%, or $1.2 million, from $4.1 million in 1999 to $5.3 million in 2000 reflecting interest on additional debt funding acquisitions, borrowings under the revolving line of credit for working capital purposes and an increase in interest rates.

Earnings before income taxes increased by $14.1 million, or 56.2%, from $25.0 million in 1999 to $39.1 million in 2000. The provision for income taxes for 2000 was $15.6 million compared to $9.9 million in 1999, reflecting effective income tax rates of 39.8% and 39.7% for these periods. Net earnings increased by $8.4 million in 2000, or 55.9%, to $23.5 million from $15.1 million in 1999. Diluted earnings per share increased by 40.8% to $1.45 from $1.03 on a 9.8% increase in the weighted average shares and assumed conversions outstanding. Excluding losses on the write-down of investments in 1999, diluted net earnings increased 34.3% from $1.08 in 1999 to $1.45 in 2000. The increase in weighted average shares outstanding is attributable primarily to stock option exercises and the increase in the dilutive effect of stock options as a result of an increase in the average market price of our stock relative to the underlying exercise prices of outstanding options.

Liquidity and Capital Resources

As of December 31, 2001, we had $19.6 million in cash and current marketable securities and a current ratio, the amount of current assets divided by current liabilities, of 2.7 to 1. Working capital increased by $13.3 million to $77.5 million as of December 31, 2001, compared to $64.2 million as of December 31, 2000. The increase in working capital is primarily due to the capital generated from operations, the March 2001 sale of common stock and the exercise of stock options.

Net accounts receivable were $91.4 million at December 31, 2001, compared to $84.0 million at December 31, 2000. The number of days average net revenue in net receivables was 63.8 at both December 31, 2001 and 2000.

Our operating cash flows constitute our primary source of liquidity and historically have been sufficient to fund our working capital, capital expenditures, internal business expansion and debt service requirements. We expect to meet our future working capital, capital expenditures, internal and external business expansion and debt service requirements from a combination of internal sources and outside financing. We have a $125.0 million revolving line of credit with no balance outstanding as of December 31, 2001. During 2001, we retired all outstanding balances on debt obligations, primarily from the net proceeds of the sale of 1,455,000 shares of common stock in a March 2001 equity sale of common stock and cash generated from operations.

In connection with the development and implementation of additional programs, we may incur capital expenditures for equipment and deferred costs arising from advances made to hospitals for a portion of capital improvements needed to begin a program's operation.

Inflation

Although inflation has abated during the last several years, the rate of inflation in healthcare related services continues to exceed the rate experienced by the economy as a whole. Our management contracts typically provide for an annual increase in the fees paid to us by our clients based on increases in various inflation indices. These increases generally offset increases in costs incurred by us.

Effect of Recent Accounting Pronouncements

In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 142 requires that goodwill with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142.

The Company adopted the provisions of Statement No. 141 on July 1, 2001 and the provisions of Statement No. 142 on January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement No. 142 accounting literature. Goodwill acquired in business combinations completed before July 1, 2001 continued to be amortized prior to the adoption of Statement No. 142.

As of the date of adoption of Statement No. 142, the Company had unamortized goodwill in the amount of approximately $101.8 million, which is subject to the transition provisions of Statements No. 141 and No. 142. Amortization expense related to goodwill was approximately $3.6 million and $2.9 million for the years ended December 31, 2001 and December 31, 2000, respectively. Because of the extensive effort needed to comply with adopting Statements No. 141 and No. 142, it is not practicable to reasonably estimate whether any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle. We expect Statement No. 142 to result in the elimination of amortization of goodwill from previous acquisitions in the amount of $3.6 million pre-tax in 2002.

In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues. The Company adopted Statement No. 144 on January 1, 2002. We do not expect Statement No. 144 to have a material effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include estimating the allowance for doubtful accounts and impairment of goodwill and other intangible assets. In addition, Note 1 to the Consolidated Financial Statements includes further discussion of our significant accounting policies.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Doubtful Accounts. We must make estimates of the uncollectability of our accounts receivable balances. We specifically analyze accounts with historical poor payment history, and customer credit-worthiness when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $91.4 million, net of allowance for doubtful accounts of $5.9 million as of December 31, 2001. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We continually evaluate the adequacy of our allowance for doubtful accounts.

Goodwill and Other Intangibles. The cost of acquired companies is allocated first to their identifiable assets based on estimated fair values. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill. Goodwill relating to acquisitions consummated prior to July 1, 2001 is amortized on a straight-line basis over its estimated useful life. The amortization periods differ depending on whether the acquired entity was national in scope or a regional provider. Goodwill related to the acquisition of a national provider is amortized over 40 years, while goodwill related to a regional provider is amortized over 25 years.

The Company annually evaluates the carrying amounts of goodwill, as well as related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related goodwill. To the extent such projections indicate future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to the fair value of the asset.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8A. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors' Report

The Board of Directors
RehabCare Group, Inc.:

We have audited the accompanying consolidated balance sheets of RehabCare Group, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, cash flows and comprehensive earnings for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RehabCare Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

St. Louis, Missouri
February 1, 2002

REHABCARE GROUP, INC.
Consolidated Balance Sheets
(dollars in thousands, except per share data)

Assets	December 31, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents	$ 18,534	$ 7,942
Marketable securities, available-for-sale	1,025	3,025
Accounts receivable, net of allowance for doubtful accounts of $5,902 and $5,347, respectively	91,384	84,033
Income taxes receivable	2,055	3,672
Deferred tax assets	7,658	4,872
Prepaid expenses and other current assets	2,390	1,158
Total current assets	123,046	104,702
Marketable securities, trading	2,870	2,383
Equipment and leasehold improvements, net	18,373	12,427
Excess of cost over net assets acquired, net	101,785	104,782
Other	4,587	4,799
Total assets	$250,661	$229,093
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ —	$ 2,868
Accounts payable	3,567	2,790
Accrued salaries and wages	27,141	24,846
Accrued expenses	14,814	10,012
Total current liabilities	45,522	40,516
Deferred compensation and other long-term liabilities	3,043	2,679
Deferred tax liabilities	3,060	2,504
Long-term debt, less current portion	—	65,434
Total liabilities	51,625	111,133
Stockholders' equity:		
Preferred stock, $.10 par value; authorized 10,000,000 shares, none issued and outstanding	—	—
Common stock, $.01 par value; authorized 60,000,000 shares, issued 19,631,789 shares and 17,409,584 shares as of December 31, 2001 and 2000, respectively	196	174
Additional paid-in capital	109,522	49,503
Retained earnings	107,057	86,022
Less common stock held in treasury at cost, 2,302,898 shares as of December 31, 2001 and 2000	(17,757)	(17,757)
Accumulated other comprehensive earnings	18	18
Total stockholders' equity	199,036	117,960
	$250,661	$229,093

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Earnings
(in thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Operating revenues	$542,265	$452,374	$309,425
Costs and expenses:			
Operating	394,651	321,192	221,892
General and administrative	101,085	80,120	52,315
Depreciation and amortization	9,562	6,873	5,296
Total costs and expenses	505,298	408,185	279,503
Operating earnings	36,967	44,189	29,922
Interest income	385	232	233
Interest expense	(1,859)	(5,348)	(4,142)
Other income (expense), net	(542)	24	(986)
Earnings before income taxes	34,951	39,097	25,027
Income taxes	13,916	15,563	9,929
Net earnings	$ 21,035	$ 23,534	$ 15,098
Net earnings per common share:			
Basic	$ 1.25	$ 1.62	$ 1.15
Diluted	$ 1.16	$ 1.45	$ 1.03

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock			Additional			Accumulated other compre-	Total
	Issued shares	Treasury stock	Amount	paid-in capital	Retained earnings	Treasury stock	hensive earnings	stockholders' equity
Balance, December 31, 1998	15,314	2,331	$153	$30,578	$47,390	$(17,975)	$ 10	$60,156
Net earnings	—	—	—	—	15,098	—	—	15,098
Issuance of common stock in connection with acquisitions	96	—	1	840	—	—	—	841
Exercise of stock options (including tax benefit)	290	—	3	1,683	—	—	—	1,686
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	2	2
Balance, December 31, 1999	15,700	2,331	157	33,101	62,488	(17,975)	12	77,783
Net earnings	—	—	—	—	23,534	—	—	23,534
Conversion of debt	847	—	8	5,992	—	—	—	6,000
Exercise of stock options (including tax benefit)	862	(28)	9	10,410	—	218	—	10,637
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	6	6
Balance, December 31, 2000	17,409	2,303	174	49,503	86,022	(17,757)	18	117,960
Net earnings	—	—	—	—	21,035	—	—	21,035
Issuance of common stock in connection with secondary offering	1,445	—	14	49,429	—	—	—	49,443
Exercise of stock options (including tax benefit)	777	—	8	10,590	—	—	—	10,598
Balance, December 31, 2001	19,631	2,303	$196	$109,522	$107,057	$(17,757)	$ 18	$199,036

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$21,035	$23,534	$15,098
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	9,562	6,873	5,296
Provision for doubtful accounts	4,594	3,466	2,743
Write-down of investments	500	—	1,009
Income tax benefit realized on employee stock option exercises	6,386	5,505	630
Change in assets and liabilities:			
Deferred compensation	364	178	598
Accounts receivable, net	(11,945)	(20,249)	(18,703)
Prepaid expenses and other current assets	(1,232)	(70)	(3)
Other assets	(235)	(955)	(88)
Accounts payable and accrued expenses	5,579	(3,458)	3,630
Accrued salaries and wages	2,295	7,511	1,507
Income taxes	(613)	(6,197)	(386)
Net cash provided by operating activities	36,290	16,138	11,331
Cash flows from investing activities:			
Additions to equipment and leasehold improvements, net	(10,613)	(7,899)	(3,002)
Purchase of marketable securities	(922)	(778)	(671)
Proceeds from sale/maturities of marketable securities	2,435	166	134
Cash paid in acquisition of businesses, net of cash received	—	(8,949)	(16,273)
Other, net	(1,951)	(1,513)	(913)
Net cash used in investing activities	(11,051)	(18,973)	(20,725)
Cash flows from financing activities:			
Proceeds from (repayments on) revolving credit facility, net	(63,800)	51,800	12,000
Repayments on long-term debt	(4,502)	(47,893)	(12,740)
Proceeds from issuance of notes payable	—	1,000	4,150
Proceeds from sale of common stock, net	49,443	—	—
Exercise of stock options	4,212	5,132	1,056
Net cash provided by (used in) financing activities	(14,647)	10,039	4,466
Net increase (decrease) in cash and cash equivalents	10,592	7,204	(4,928)
Cash and cash equivalents at beginning of year	7,942	738	5,666
Cash and cash equivalents at end of year	$18,534	$ 7,942	$ 738

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Comprehensive Earnings
(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Net earnings	$21,035	$23,534	$15,098
Other comprehensive earnings, net of tax – Unrealized gains on securities:			
Unrealized holding gains arising during period	—	6	2
Comprehensive earnings	$21,035	$23,540	$15,100

See accompanying notes to consolidated financial statements.

(1) Overview of Company and Summary of Significant Accounting Policies

Overview of Company

RehabCare Group, Inc. is a leading provider of temporary healthcare staffing and therapy program management services for hospitals and long-term care facilities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Common Stock Split

During May 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend, which was distributed on June 19, 2000, to stockholders of record as of May 31, 2000. Share and per share amounts in the consolidated financial statements and accompanying notes have been restated to reflect the split.

Cash Equivalents and Marketable Securities

Cash in excess of daily requirements is invested in short-term investments with original maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the consolidated statements of cash flows.

The Company classifies its debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. Investments at December 31, 2001 consist of marketable equity securities, variable rate municipal bonds and money market securities. All marketable securities included in current assets are classified as available-for-sale and as such, the difference between cost and market, net of estimated taxes, is recorded as other comprehensive earnings. Gain (or loss) on such securities is not recognized in the consolidated statements of earnings until the securities are sold. All marketable securities in non-current assets are classified as trading, with all investment income, including unrealized gains (or losses) recognized in the consolidated statements of earnings.

Credit Risk

The Company provides services primarily to a geographically diverse clientele of healthcare providers throughout the United States. The Company performs ongoing credit evaluations of its clientele and does not require collateral. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover anticipated credit losses.

Equipment and Leasehold Improvements

Depreciation and amortization of equipment and leasehold improvements are computed on the straight-line method over the estimated useful lives of the related assets, principally: equipment – three to seven years and leasehold improvements – life of lease or life of asset, whichever is less.

Intangible Assets

Substantially all the excess of cost over net assets acquired (goodwill) relates to acquisitions and is amortized on a straight-line basis over 25 to 40 years. Goodwill related to acquisitions of national providers is amortized over 40 years, while goodwill related to acquisitions of regional providers is amortized over 25 years. Accumulated amortization of goodwill was $16.4 million and $12.8 million as of December 31, 2001 and 2000, respectively.

The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 2001. See discussion of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets" under "New Accounting Pronouncements."

Disclosure About Fair Value of Financial Instruments

The estimated fair market value of the revolving credit facility and long-term debt (including current portions thereof), approximates carrying value due to the variable rate features of the instruments. The Company believes it is not practical to estimate a fair value different from the carrying value of its subordinated debt as the instruments have numerous unique features as discussed in note 6. During 2001, the Company retired all outstanding balances on debt obligations.

Revenues and Costs

The Company recognizes revenues and related costs from temporary healthcare staffing assignments and therapy program management services in the period in which services are performed. Costs related to marketing and development are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

Treasury Stock

The purchase of the Company's common stock is recorded at cost. Upon subsequent reissuance, the treasury stock account is reduced by the average cost basis of such stock.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

New Accounting Pronouncements

In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 142 requires that goodwill with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142.

The Company adopted the provisions of Statement No. 141 on July 1, 2001 and the provisions of Statement No. 142 on January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement No. 142 accounting literature. Goodwill acquired in business combinations completed before July 1, 2001 continued to be amortized prior to the adoption of Statement No. 142.

As of the date of adoption of Statement No. 142, the Company had unamortized goodwill in the amount of approximately $101.8 million, which is subject to the transition provisions of Statements No. 141 and No. 142. Amortization expense related to goodwill was approximately $3.6 million and $2.9 million for the years ending December 31, 2001 and December 31, 2000, respectively. Because of the extensive effort needed to comply with adopting Statements No. 141 and No. 142, it is not practicable to reasonably estimate whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. Management expects Statement No. 142 to result in the elimination of amortization of goodwill from previous acquisitions in the amount of $3.6 million pre-tax in 2002.

In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction." Statement No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues. The Company adopted Statement No. 144 on January 1, 2002. Management does not expect Statement No. 144 to have a material effect on the consolidated financial statements.

Reclassifications

Certain prior years' amounts have been reclassified to conform with the current year presentation.

(2) Acquisitions

On September 15, 2000, the Company acquired DiversiCare Rehab Services, Inc., a regional provider of outpatient therapy to physician groups, hospitals and school systems. The aggregate purchase price paid at closing was $8.5 million consisting of $7.5 million in cash and $1.0 million in subordinated notes. The cash component of the purchase price was funded by borrowings on the Company's revolving credit facility. Goodwill of approximately $7.8 million related to the acquisition was capitalized and is being amortized. The goodwill was reduced in the current year to reflect the final audited closing balance sheet adjustments.

On May 20, 1999, the Company acquired Salt Lake Physical Therapy Associates, Inc. ("Salt Lake"), a regional provider of physical and occupational therapy and speech/language pathology through hospital contracts, a freestanding clinic and home health agencies for consideration consisting of cash, stock and subordinated notes. On June 30, 1999, the Company purchased AllStaff, Inc. ("AllStaff"), a regional provider of supplemental nurse staffing to healthcare providers for consideration consisting of cash, stock and subordinated notes. On December 20, 1999, the Company acquired eai Healthcare Staffing Solutions, Inc., a national provider of temporary allied healthcare personnel to hospitals, managed healthcare organizations, laboratories, and physician offices for consideration consisting of cash and subordinated notes. The aggregate purchase prices for these acquisitions was $16.9 million, consisting of $11.9 million in cash, 96,866 shares of stock, and $4.2 million in subordinated notes. Additional consideration of $105,000 was paid to the former stockholders of Salt Lake in August 2000, based upon the attainment of certain financial goals. Additional consideration of $286,000 was paid to the former stockholders of AllStaff based upon the attainment of a minimum target growth in gross profit for the twelve-month period ended June 30, 2000. The cash component of the purchase prices was funded by the Company's working capital plus additional borrowings on its bank credit facility. Goodwill of approximately $15.7 million related to the acquisitions was capitalized and is being amortized.

Each of the acquisitions has been accounted for by the purchase method of accounting, whereby the operating results of the acquired entity are included in the Company's results of operations commencing on the respective closing dates of acquisition.

The following unaudited pro forma financial information assumes the acquisitions occurred as of January 1, 2000. This information is not necessarily indicative of results of operations that would have occurred had the purchases actually been made as of January 1, 2000.

	Year Ended December 31, 2000 (in thousands, except per share data)
Operating revenues	$457,945
Net earnings	23,955
Net earnings per common and common equivalent share:	
Basic	1.64
Diluted	1.47

(3) Marketable Securities

Current marketable securities at December 31, 2001 consist primarily of marketable equity and debt securities. Noncurrent marketable securities consist primarily of marketable equity securities ($1.1 million and $1.7 million at December 31, 2001 and 2000, respectively) and money market securities ($1.8 million and $0.7 million at December 31, 2001 and 2000, respectively) held in trust under the Company's deferred compensation plan.

(4) Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Balance at beginning of year	$5,347	$4,577	$3,404
Provisions for doubtful accounts	4,594	3,466	2,743
Allowance related to acquisitions	—	471	111
Accounts written off	(4,039)	(3,167)	(1,681)
Balance at end of year	$5,902	$5,347	$4,577

(5) Equipment and Leasehold Improvements

Equipment and leasehold improvements, at cost, consist of the following:

	December 31,	
	2001	2000
	(in thousands)	
Equipment	$29,687	$20,387
Leasehold improvements	2,374	1,513
	32,061	21,900
Less accumulated depreciation and amortization	13,688	9,473
	$18,373	$12,427

(6) Long-Term Debt

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Bank Debt:		
Revolving credit facility – repaid in full during 2001	$ —	$63,800
Subordinated Debt:		
Notes payable, 7% – repaid in full during 2001	—	250
Notes payable, 6% – repaid in full during 2001	—	50
Note payable, 8% – repaid in full during 2001	—	118
Notes payable, 7% – repaid in full during 2001	—	1,000
Note payable, 8% – repaid in full during 2001	—	1,450
Notes payable, 8% – repaid in full during 2001	—	1,000
Notes payable, 6.5% – repaid in full during 2001	—	634
	—	68,302
Less current portion	—	2,868
Total long-term debt	$ —	$65,434

Effective August 29, 2000, the Company consummated a $125.0 million five-year revolving credit facility, replacing its existing $90.0 million term and revolving credit facility. The interest rates are set based on either a base rate plus from 0.50% to 1.75% or a Eurodollar rate plus from 1.50% to 2.75%. The base rate is the higher of the Federal Funds Rate plus .50% or the Prime Rate. The Eurodollar rate is defined as (a) the Interbank Offered Rate divided by (b) 1 minus the Eurodollar Reserve Requirement. The Company pays a fee on the unused portion of the commitment from 0.375% to 0.50%. The interest rates and commitment fees vary depending on the ratio of the Company's indebtedness, net of cash and marketable securities, to cash flow. Borrowings under the agreement are secured primarily by the Company's assets and future income and profits. The loan agreement requires the Company to meet certain financial covenants including maintaining minimum net worth and fixed charge coverage ratios. The average outstanding borrowings under the revolving credit facilities for 2001, 2000 and 1999 were $12.4 million, $20.0 million and $1.7 million at weighted-average interest rates of 8.1%, 8.6% and 7.5% per annum, respectively. As of December 31, 2001 there was no balance outstanding on the revolving credit facility. Interest paid for 2001, 2000 and 1999 was $2.2 million, $5.3 million and $3.8 million, respectively.

On February 14, 2000, the $6.0 million convertible subordinated notes payable to the former shareholders of Healthcare Staffing Solutions, Inc. were converted into Company common stock. The conversion price was $7.08 per share, resulting in the issuance of 847,052 shares of Company common stock. This transaction had no effect on diluted earnings per share.

(7) Stockholders' Equity

During March 2001, the Company issued and sold 1,455,000 shares of its common stock in an underwritten public equity offering. The net proceeds from this transaction of $49.4 million were used to reduce the Company's outstanding balance on its revolving credit facility.

The Company has various long-term performance plans for the benefit of employees and nonemployee directors. Under the plans, employees may be granted incentive stock options or nonqualified stock options and nonemployee directors may be granted nonqualified stock options. Certain of the plans also provide for the granting of stock appreciation rights, restricted stock, performance awards, or stock units. Stock options may be granted for a term not to exceed 10 years (five years with respect to a person receiving incentive stock options who owns more than 10% of the capital stock of the Company) and must be granted within 10 years from the adoption of the respective plan. The exercise price of all stock options must be at least equal to the fair market value (110% of fair market value for a person receiving an incentive stock option who owns more than 10% of the capital stock of the Company) of the shares on the date of grant. Except for options granted to nonemployee directors which become fully exercisable after six months and options granted to management that become exercisable after achievement of certain stock prices, substantially all remaining stock options become fully exercisable after four years from date of grant. At December 31, 2001, 2000 and 1999, a total of 1,549,594, 1,841,116 and 2,085,676 shares, respectively, were available for future issuance under the plans.

The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $24.78, $15.20 and $4.88 on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2001 - expected dividend yield 0%, volatility of 56%, risk free interest rate of 4.5% and an expected life of 7 to 9 years; 2000 - expected dividend yield 0%, volatility of 55%, risk free interest rate of 5.0% and an expected life of 4 to 6 years; 1999 - expected dividend yield 0%, volatility of 45%, risk free interest rate of 6.5% and an expected life of 5 to 7 years.

The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its long-term performance and stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock Based Compensation,* the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

		Year Ended December 31,		
		2001	2000	1999
		(in thousands, except per share data)		
Net earnings:	As reported	$21,035	$23,534	$15,098
	Pro forma	16,645	21,379	13,407
Basic earnings per share:	As reported	1.25	1.62	1.15
	Pro forma	0.99	1.47	1.02
Diluted earnings per share:	As reported	1.16	1.45	1.03
	Pro forma	0.92	1.32	.92

In accordance with SFAS 123, the pro forma net earnings reflects only options granted subsequent to February 1995 and does not reflect the full impact of calculating compensation cost for stock options granted prior to March 1995 that vested in 1999.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years then ended is presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	3,262,975	$10.62	3,890,698	$ 7.30	3,540,298	$6.63
Granted	539,373	39.97	457,600	28.76	848,700	9.06
Exercised	(766,753)	6.12	(869,019)	5.70	(288,992)	4.70
Forfeited	(100,020)	15.08	(216,304)	8.81	(209,308)	6.86
Outstanding at end of year	2,935,575	$16.99	3,262,975	$10.62	3,890,698	$7.30
Options exercisable at end of year	1,873,702		2,199,037		1,968,410	

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.00 – 4.70	207,559	2.5 years	$ 4.06	207,559	$4.06
4.70 – 9.40	1,377,868	6.3	8.01	1,056,245	7.71
9.40 – 14.10	496,425	6.6	11.54	480,675	11.52
18.80 – 23.50	2,000	8.4	20.16	500	20.16
23.50 – 28.20	40,000	9.8	26.44	—	—
28.20 – 32.90	5,000	8.7	32.38	1,250	32.38
32.90 – 37.60	302,350	8.6	34.00	84,850	34.00
37.60 – 42.30	332,166	9.5	39.67	31,666	39.38
42.30 – 47.00	172,207	9.2	43.77	10,957	43.41
	2,935,575	6.9	$16.99	1,873,702	$10.24

The Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (the "Rights") for each share of the Company's common stock owned as of October 1, 1992, and for each share of the Company's common stock issued until the Rights become exercisable. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one thirty-third of a share of the Company's Series A junior participating preferred stock, $.10 par value (the "Series A preferred stock"), at a price of $17.50 per one thirty-third of a share. The Rights are not exercisable and are transferable only with the Company's common stock until the earlier of 10 days following a public announcement that a person has acquired ownership of 15% or more of the Company's outstanding common stock, or the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the ownership by a person of 15% or more of the Company's outstanding common stock. The Series A preferred stock will be nonredeemable and junior to any other series of preferred stock that the Company may issue in the future. Each share of Series A preferred stock, upon issuance, will have a preferential dividend in an amount equal to the greater of $1.00 per share or 100 times the dividend declared per share of the Company's common stock. In the event of the liquidation of the Company, the Series A preferred stock will receive a preferred liquidation payment equal to the greater of $100 or 100 times the payment made on each share of the Company's common stock. Each one thirty-third of a share of Series A preferred stock outstanding will have one vote on all matters submitted to the stockholders of the Company and will vote together as one class with the holders of the Company's common stock.

In the event that a person acquires beneficial ownership of 15% or more of the Company's common stock, holders of Rights (other than the acquiring person or group) may purchase, at the Rights' then current purchase price, shares of the Company's common stock having a value at that time equal to twice such exercise price. In the event that the Company merges into or otherwise transfers 50% or more of its assets or earnings power to any person after the Rights become exercisable, holders of Rights (other than the acquiring person or group) may purchase, at the then current exercise price, common stock of the acquiring entity having a value at that time equal to twice such exercise price.

(8) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
Numerator:	2001	2000	1999
	(in thousands, except per share data)		
Numerator for basic earnings per share – earnings available to common stockholders (net earnings)	$21,035	$23,534	$15,098
Effect of dilutive securities – after-tax interest on convertible subordinated promissory notes	—	28	225
Numerator for diluted earnings per share – earnings available to common stockholders after assumed conversions	$21,035	$23,562	$15,323
Denominator:			
Denominator for basic earnings per share – weighted-average shares outstanding	16,775	14,563	13,144
Effect of dilutive securities:			
Stock options	1,302	1,705	823
Convertible subordinated promissory notes	—	—	847
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	18,077	16,268	14,814
Basic earnings per share	$ 1.25	$ 1.62	$ 1.15
Diluted earnings per share	$ 1.16	$ 1.45	$ 1.03

(9) Employee Benefits

The Company has an Employee Savings Plan, which is a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, for the benefit of its eligible employees. Employees who attain the age of 21 and complete twelve consecutive months of employment with a minimum of 1,000 hours worked are eligible to participate in the plan. Each participant may contribute from 2% to 20% of his or her annual compensation to the plan subject to limitations on the highly compensated employees to ensure the plan is nondiscriminatory. Contributions made by the Company to the Employee Savings Plan were at rates of up to 50% of the first 4% of employee contributions. Expense in connection with the Employee Savings Plan for 2001, 2000 and 1999 totaled $1.7 million, $1.1 million and $0.8 million, respectively.

The Company maintains a nonqualified deferred compensation plan for certain employees. Under the plan, participants may defer up to 100% of their base cash compensation. The amounts are held by a trust in designated investments and remain the property of the Company until distribution. At

December 31, 2001 and 2000, $2.6 million and $2.2 million, respectively, were payable under the nonqualified deferred compensation plan and approximated the value of the trust assets owned by the Company.

(10) Lease Commitments

The Company leases office space and certain office equipment under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases, as of December 31, 2001, that have initial or remaining lease terms in excess of one year total approximately $3.8 million for 2002, $3.2 million for 2003, $3.1 million for 2004, $2.7 million for 2005 and $2.4 million for 2006. Rent expense for 2001, 2000 and 1999 was approximately $4.8 million, $3.7 million and $2.3 million, respectively.

(11) Income Taxes

Income taxes consist of the following:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Federal - current	$14,232	$12,675	$9,707
Federal - deferred	(1,964)	1,045	(1,026)
State	1,648	1,843	1,248
	$13,916	$15,563	$9,929
Deferred tax liability recorded in stockholders' equity	$ 7	$ 7	$ 5

A reconciliation between expected income taxes, computed by applying the statutory Federal income tax rate of 35% to earnings before income taxes, and actual income tax is as follows:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Expected income taxes	$12,233	$13,684	$8,759
Tax effect of interest income from municipal bond obligations exempt from Federal taxation	(56)	(47)	(46)
State income taxes, net of Federal income tax benefit	1,071	1,198	792
Tax effect of amortization expense not deductible for tax purposes	599	398	295
Other, net	69	330	129
	$13,916	$15,563	$9,929

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
Deferred tax assets:	(in thousands)	
Provision for doubtful accounts	$1,698	$1,305
Accrued insurance, bonus and vacation expense	4,465	4,555
Other	3,645	1,185
	9,808	7,045
Deferred tax liabilities:		
Goodwill amortization	4,120	3,314
Other	1,090	1,363
	5,210	4,677
Net deferred tax asset	$4,598	$2,368

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Income taxes paid by the Company for 2001, 2000 and 1999 were $8.5 million, $13.0 million and $10.5 million, respectively.

(12) Industry Segment Information

The Company operates in two business segments that are managed separately based on fundamental differences in operations: temporary healthcare staffing and therapy program management. Therapy program management includes inpatient programs (including acute rehabilitation and skilled nursing units), outpatient therapy programs and contract therapy programs. All of the Company's services are provided in the United States. Summarized information about the Company's operations in each industry segment is as follows:

	Revenues from Unaffiliated Customers (in thousands)			Operating Earnings [1] (in thousands)		
	2001	2000	1999	2001	2000	1999
Healthcare staffing	$304,574	$260,100	$148,180	$ (65)[2]	$12,011	$ 5,228
Therapy program management:						
Inpatient	123,276	119,963	116,497	24,081	21,815	18,123
Contract therapy	64,661	29,979	14,071	6,773	3,331	333
Outpatient	49,754	42,332	30,677	6,178	7,032	6,238
Therapy program management total	237,691	192,274	161,245	37,032	32,178	24,694
Total	$542,265	$452,374	$309,425	$36,967	$44,189	$29,922

	Total Assets (in thousands)			Depreciation and Amortization (in thousands)		
	2001	2000	1999	2001	2000	1999
Healthcare staffing	$102,880	$109,911	$ 92,795	$ 3,280	$ 2,813	$ 1,959
Therapy program management:						
Inpatient	91,135	66,194	53,822	3,674	2,861	2,460
Contract therapy	26,349	22,924	19,752	1,088	390	379
Outpatient	30,297	30,064	20,895	1,520	809	498
Therapy program management total	147,781	119,182	94,469	6,282	4,060	3,337
Total	$250,661	$229,093	$187,264	$ 9,562	$ 6,873	$ 5,296

	Capital Expenditures (in thousands)		
	2001	2000	1999
Healthcare staffing	$1,424	$3,703	$1,733
Therapy program management:			
Inpatient	3,864	2,575	1,217
Contract therapy	3,630	772	42
Outpatient	1,695	849	51
Therapy program management total	9,189	4,196	1,310
Total	$10,613	$7,899	$3,043

(1) Operating earnings for prior years have been adjusted to reflect the corporate expense allocation methodology utilized in 2001.

(2) Includes $9.0 million in non-recurring charges.

(13) Quarterly Financial Information (Unaudited)

2001	Quarter Ended			
	December 31	September 30	June 30	March 31
	(in thousands, except per share data)			
Operating revenues	$134,236	$140,434	$136,871	$130,724
Operating earnings (loss)	(2,787) [1]	13,519	13,193	13,042
Earnings (loss) before income taxes	(3,356) [2]	13,356	13,024	11,927
Net earnings (loss)	(2,017)	8,042	7,832	7,178
Net earnings (loss) per common share:				
Basic	(.12)	.47	.46	.47
Diluted	(.12)	.44	.43	.42

(1) Includes $9.0 million in non-recurring charges.
(2) Includes the $9.0 million in (1) above plus $0.5 million write-down of an investment.

2000	Quarter Ended			
	December 31	September 30	June 30	March 31
	(in thousands, except per share data)			
Operating revenues	$122,900	$115,820	$107,721	$105,933
Operating earnings	12,014	11,150	10,438	10,587
Earnings before income taxes	10,586	10,002	9,189	9,320
Net earnings	6,372	6,007	5,544	5,611
Net earnings per common share:				
Basic	.42	.41	.38	.41
Diluted	.38	.36	.35	.37

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information regarding our directors and executive officers is included in our Proxy Statement for the 2002 Annual Meeting of Stockholders under the captions "Item 1 – Election of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" and is incorporated herein by reference.

The following table sets forth the name, age and position of each of our executive officers. There is no family relationship between any of the following individuals.

Name	Age	Position
Alan C. Henderson	56	President, Chief Executive Officer and Director
Gregory F. Bellomy	45	President, StarMed Staffing Group
Tom E. Davis	52	President, Inpatient Division
James M. Douthitt	39	Senior Vice President and Chief Accounting Officer
Gregory J. Eisenhauer	43	Senior Vice President, Chief Financial Officer and Secretary
Patricia M. Henry	49	President, Contract Therapy Division
Alfred J. Howard	49	President, Outpatient Division

The following paragraphs contain biographical information about our directors and executive officers.

Alan C. Henderson has been President and Chief Executive Officer and a director of our company since 1998. Prior to becoming President and Chief Executive Officer, Mr. Henderson was Executive Vice President, Chief Financial Officer and Secretary of our company from 1991 through May 1998. Mr. Henderson also serves as a director of General American Capital Corp, Angelica Corporation and is a member of the St. Louis Corporate Board of US Bancorp.

Gregory F. Bellomy has been President of our staffing division since November 2001 and was President of our contract therapy division from September 1998 to November 2001. Prior to joining our company, Mr. Bellomy served in various capacities, including Division President, Division Vice President and Area General Manager at TheraTx Incorporated from 1992 to 1997, at which time TheraTx Incorporated was acquired by Vencor Incorporated. Mr. Bellomy was National Director of Vencare Ancillary Services for Vencor Incorporated until he joined our company.

Tom E. Davis has been President of our inpatient division since January 1998. Mr. Davis joined our company in January 1997 as Senior Vice President, Operations. Prior to joining our company, Mr. Davis was Group Vice President for Quorum Health Resources, LLC from January 1990 to January 1997.

James M. Douthitt has been Senior Vice President, Chief Accounting Officer and Treasurer of our company since July 2000. Prior to his current role, Mr. Douthitt served as Vice President of Finance for our staffing division from January through June 2000 and Vice President of Finance for our contract therapy division from October 1998 through December 1999. Prior to joining our company Mr. Douthitt was Director of Finance for Vencare, Inc. from August 1997 to September 1998 and Manager of Finance for Vencare, Inc. from January 1996 to July 1997.

Gregory J. Eisenhauer has been Senior Vice President, Chief Financial Officer and Secretary of our company since August 2000. Mr. Eisenhauer joined our company in 1993 and has served in various management positions with our company, including Vice President, Finance; Vice President, Outpatient Operations; Senior Vice President, Acquisitions; and Senior Vice President, Finance.

Patricia M. Henry has been President of our contract therapy division since November 2001. Ms. Henry joined the company in October 1998 and served most recently as Senior Vice President of Operations, Contract Therapy Services. Prior to joining our company, Ms. Henry was Director of Ancillary Operations for Vencare, Inc. Prior to Vencor's acquisition of TheraTx, Ms. Henry was a Regional Vice President of Operations from September 1994 to September 1998. Before joining TheraTx, Ms. Henry was Area Vice President for NovaCare, Inc., Southwest Division from July 1990 to September 1994.

Alfred J. Howard has been President of our outpatient division since August 1996. Prior to joining our company, he served as President of the Eastern Operations for Pacific Rehabilitation and Sports Medicine from October 1993 to August 1996.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is included in our Proxy Statement for the 2002 Annual Meeting of Stockholders under the captions "Compensation of Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management is included in our Proxy Statement for the 2002 Annual Meeting of Stockholders under the captions "Voting Securities and Principal Holders Thereof" and "Security Ownership by Management" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Earnings for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Comprehensive Earnings for the years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules:

None

(3) Exhibits:

See Exhibit Index on page 60 of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

No reports on Form 8-K were filed by the Registrant during the three months ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2002

REHABCARE GROUP, INC.
(Registrant)

By: /s/ ALAN C. HENDERSON
Alan C. Henderson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Dated
/s/ ALAN C. HENDERSON Alan C. Henderson (Principal Executive Officer)	President, Chief Executive Officer and Director	March 15, 2002
/s/ GREGORY J. EISENHAUER Gregory J. Eisenhauer (Principal Financial Officer)	Senior Vice President, Chief Financial Officer and Secretary	March 15, 2002
/s/ JAMES M. DOUTHITT James M. Douthitt (Principal Accounting Officer)	Senior Vice President and Chief Accounting Officer	March 15, 2002
/s/ WILLIAM G. ANDERSON William G. Anderson	Director	March 15, 2002
/s/ RICHARD E. RAGSDALE Richard E. Ragsdale	Director	March 15, 2002
/s/ JOHN H. SHORT John H. Short	Director	March 15, 2002
/s/ H. EDWIN TRUSHEIM H. Edwin Trusheim	Director	March 15, 2002
/s/ COLLEEN CONWAY-WELCH Colleen Conway-Welch	Director	March 15, 2002
/s/ THEODORE M. WIGHT Theodore M. Wight	Director	March 15, 2002

EXHIBIT INDEX

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference)

3.2 Certificate of Amendment of Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 and incorporated herein by reference)

3.3 Bylaws (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference)

4.1 Rights Agreement, dated September 21, 1992, by and between the Registrant and Boatmen's Trust Company (filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed September 24, 1992 and incorporated herein by reference)

10.1 1987 Incentive Stock Option and 1987 Nonstatutory Stock Option Plans (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.2 Form of Stock Option Agreement (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.3 Employment Agreement with Alan C. Henderson, dated May 1, 1991 (filed as Exhibit 10.4 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, dated June 19, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.4 Form of Termination Compensation Agreement for Alan C. Henderson (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

10.5 Form of Termination Compensation Agreement for other executive officers *

10.6 Supplemental Bonus Plan (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

10.7 Deferred Profit Sharing Plan (filed as Exhibit 10.15 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

10.8 RehabCare Executive Deferred Compensation Plan (filed as Exhibit 10.12 to the Registrant's Report on Form 10-K, dated May 27, 1994, and incorporated herein by reference) *

10.9 RehabCare Directors' Stock Option Plan (filed as Appendix A to Registrant's definitive Proxy Statement for the 1994 Annual Meeting of Stockholders and incorporated herein by reference) *

10.10 Amended and Restated 1996 Long-Term Performance Plan (filed as Appendix A to Registrant's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders and incorporated herein by reference) *

10.11 RehabCare Group, Inc. 1999 Non-Employee Director Stock Plan (filed as Appendix B to Registrant's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders and incorporated herein by reference) *

10.12 Credit Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc., as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, and First National Bank, Firstar Bank, N.A., Bank of America, N.A., First Union Securities, Inc., and Banc of America Securities, LLC (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

10.13 Pledge Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc. and Subsidiaries, as pledgors, and Bank of America, N.A., as collateral agent, for the holders of the Secured Obligations (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

10.14 Security Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc. and Subsidiaries, as grantors, and Bank of America, N.A., as collateral agent, for the holders of the Secured Obligations (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

13.1 Those portions of the Registrant's Annual Report to Stockholders for the year ended December 31, 2001 included in response to Items 5 and 6 of this Annual Report on Form 10-K

21.1 Subsidiaries of the Registrant

23.1 Consent of KPMG LLP

---

* Management contract or compensatory plan or arrangement.

SIX-YEAR FINANCIAL SUMMARY

Dollars in thousands, except per share data

(Year ended December 31, unless noted)	**2001**	2000	1999	1998	1997	1996[(1)]
Consolidated statement of earnings data:						
Operating revenues	**$ 542,265**	$ 452,374	$ 309,425	$ 207,416	$ 160,780	$ 119,856
Operating earnings [(2)]	**36,967**	44,189	29,922	23,331	18,980	12,717
Net earnings [(2) (3)]	**21,035**	23,534	15,098	12,198	10,615	6,992
Net earnings per share (EPS): [(2) (3) (4)]						
Basic	**$ 1.25**	$ 1.62	$ 1.15	$ .99	$ .88	$ .50
Diluted	**$ 1.16**	$ 1.45	$ 1.03	$ .86	$ .73	$ .47
Weighted average shares outstanding (000s):[(4)]						
Basic	**16,775**	14,563	13,144	12,368	11,998	13,914
Diluted	**18,077**	16,268	14,814	14,490	14,750	15,423
Consolidated balance sheet data:						
Working capital	**$ 77,524**	$ 64,186	$ 27,069	$ 20,606	$ 12,793	$ 9,254
Total assets	**250,661**	229,093	187,264	156,870	97,241	80,802
Total liabilities	**51,625**	111,133	109,481	96,714	57,481	31,132
Stockholders' equity	**199,036**	117,960	77,783	60,156	39,760	49,670
Financial statistics:						
Operating margin [(5)]	**8.5%**	9.8%	9.7%	11.3%	11.8%	10.6%
Net margin [(5) (6)]	**4.9%**	5.2%	5.1%	5.8%	6.1%	5.8%
Current ratio	**2.7:1**	2.6:1	1.6:1	1.5:1	1.6:1	1.6:1
Diluted EPS growth rate [(5) (6)]	**2.1%**	34.3%	27.1%	25.9%	45.2%	14.8%
Return on equity [(5) (6) (7)]	**16.9%**	24.0%	22.8%	24.1%	21.8%	16.1%
Operating statistics:						
Healthcare staffing:						
Average number of branch offices [(8)]	**108.3**	88.6	54.9	16.1	N/A	N/A
Number of weeks worked [(9)]	**233,898**	223,951	131,110	52,265	29,652	21,908
Therapy Program management:						
Inpatient units (acute rehabilitation and skilled nursing):						
Average number of programs	**137.2**	135.8	131.8	128.2	110.3	91.3
Average admissions per program	**394**	373	369	354	321	294
Average length of stay (billable)	**13.7**	14.2	14.3	14.5	15.0	15.9
Patient days (billable)	**740,938**	716,993	697,769	656,363	532,195	426,995
Outpatient programs:						
Average number of locations	**61.5**	53.1	40.0	26.1	17.9	19.6
Patient visits	**1,439,169**	1,173,324	785,943	378,108	231,256	223,904
Contract therapy:						
Average number of locations [(10)]	**249.8**	156.0	90.8	49.5	35.6	N/A

(1) For comparability purposes, reflects the twelve months ended December 31, 1996.

(2) The results for 2001 include $9.0 million in non-recurring charges related to our supplemental staffing division.

(3) The results for 2001 include a pre-tax loss of $0.5 million ($0.3 million after tax or $0.02 per share) on write-down of an investment. The results for 1999 include a pre-tax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments. The results for 1998 and 1997 include pre-tax gains of $1.5 million ($0.9 million after tax or $0.06 per share) and $1.4 million ($0.9 million after tax or $0.06 per share), respectively, from sales of marketable securities. In addition, the results for 1998 include a $0.8 million ($0.05 per share) after-tax charge for the cumulative effect of change in accounting for start-up costs.

(4) Share data adjusted for 3-for-2 stock split in October 1997 and 2-for-1 stock split in June 2000.

(5) Excludes non-recurring charges described in (2) above.

(6) Excludes write-down of investments, gains from sale of marketable securities and charge for the cumulative effect of change in accounting principle described in (3) above.

(7) Average of beginning and ending equity.

(8) We entered the supplemental staffing business in August 1998 following the acquisition of StarMed Staffing, Inc.

(9) Includes both supplemental and travel weeks worked.

(10) We entered the contract therapy business in January 1997 following the acquisition of Moore Rehabilitation Services, Inc. and TeamRehab, Inc.

Board of Directors



William G. Anderson, CPA[1]
Retired Vice Chairman
Ernst & Young
St. Louis, Missouri



Colleen Conway-Welch, Ph.D., CNM, FAAN[1,4]
Professor and Dean
Nancy and Hilliard Travis Professor of Nursing
Vanderbilt University School of Nursing
Nashville, Tennessee



Alan C. Henderson[3]
Chief Executive Officer
RehabCare Group, Inc.
St. Louis, Missouri



Richard E. Ragsdale[2,3,4]
Director
HealthMont, Inc.
Nashville, Tennessee



John H. Short, Ph.D.[1,4]
Managing Partner
Phase 2 Consulting
Salt Lake City, Utah



H. Edwin Trusheim[2]
Chairman, RehabCare Group, Inc.
Retired Chairman, General American
Life Insurance Company
St. Louis, Missouri



Theodore M. Wight[2,3]
A General Partner of the General Partners
of Walden Investors and Pacific Northwest
Partners SBIC, L.P.
Bellevue, Washington

(1)*Audit Committee*
(2)*Compensation Committee*
(3)*Nominating Committee*
(4)*Compliance Committee*

RehabCare Group, Inc.

CORPORATE OFFICERS

Alan C. Henderson
Chief Executive Officer

Gregory F. Bellomy
President, StarMed Staffing Group

Tom E. Davis
President, Inpatient Division

Patricia M. Henry
President, Contract Therapy Division

Alfred J. Howard
President, Outpatient Division

Hickley M. Waguespack
Executive Vice President
Customer Service and Retention

Robert S. Bianchi
Senior Vice President &
Corporate Compliance Officer

Gregory J. Eisenhauer
Senior Vice President,
Chief Financial Officer & Secretary

Patricia K. Fish
Senior Vice President &
Director of Human Resources

Jeffrey L. Roggensack
Senior Vice President &
Chief Information Officer

Shareholder Information

STOCK TRANSFER AGENT
& REGISTRAR
U. S. Bank, N.A.
Corporate Trust Services
1555 North RiverCenter Drive
Suite 301
Milwaukee, WI 53212
Toll Free 1-800-637-7549

ACCOUNTANTS
KPMG LLP
St. Louis, MO

ANNUAL MEETING
May 1, 2002
8:00 a.m.
Pierre Laclede Center
Second Floor
7733 Forsyth Blvd.
St. Louis, MO 63105

STOCK DATA
The Company's common stock is listed and traded on the New York Stock Exchange under the symbol "RHB." The stock prices below are the high and low closing sale prices per share of our common stock, as reported on the New York Stock Exchange, for the periods indicated.

CALENDAR QUARTER		1ST	2ND	3RD	4TH
2001	High	$46.50	$48.20	$50.71	$46.04
	Low	32.38	33.65	36.50	22.25
2000	High	$13.97	$28.63	$43.38	$51.38
	Low	10.50	11.38	26.38	32.44

The Company has not paid dividends on its common stock during the two most recently completed fiscal years and has not declared any dividends during the current fiscal year. *The Company does not anticipate paying cash dividends in the foreseeable future.*

The number of holders of the Company's common stock as of February 19, 2002 was approximately 10,000, including 588 shareholders of record and an estimated 9,400 persons or entities holding common stock in nominee name.

Shareholders may receive earnings news releases, which provide timely financial information, by notifying our investor relations department or by visiting our website: **http://www.rehabcare.com**

RehabCare Group℠

7733 Forsyth Boulevard
Suite 1700
St. Louis, Missouri 63105
314-863-7422
800-677-1238